Exhibit 99.3

SKYLIGHT HEALTH GROUP INC.

5520 Explorer Drive, Suite 402

Mississauga, Ontario, L4W 5L1

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 29, 2021

This management information circular (this “Circular”) is being furnished in connection with the solicitation, by management of Skylight Health Group Inc. (the “Corporation”), of proxies for the annual general and special meeting (the “Meeting”) of shareholders (the “Shareholders”) of the Corporation to be held virtually through the platform of AGM Connect to facilitate an interactive meeting and live online voting for Registered Shareholders on Thursday, June 29, 2021 at 9:00am (Toronto time), and at any adjournment thereof for the purposes set forth in the enclosed notice of meeting (the “Notice”).

The meeting can be accessed at www.agmconnect.com/Skylight2021

Unless otherwise indicated, the information contained in this Circular is given as at May 20, 2021.

Unless otherwise indicated, all references to “dollars” or “$” means Canadian dollars.

SOLICITATION OF PROXIES

Although, it is expected that management’s solicitation of proxies for the Meeting will be made primarily by mail, proxies may be solicited by directors, officers and employees of the Corporation personally or by telephone, fax, email or other similar means of communication. This solicitation of proxies for the Meeting is being made by or on behalf of the directors and management of the Corporation and the Corporation will bear the costs of this solicitation of proxies for the Meeting.

In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with the transfer agent, investment dealers, intermediaries, custodians, depositories and depository participants and other nominees to forward solicitation materials to the beneficial owners of the common shares (the “Shares”) of the Corporation. The Corporation will provide, without any cost to such person, upon request to the Chief Executive Officer of the Corporation, additional copies of the foregoing documents for this purpose.

REGISTERED SHAREHOLDERS VOTING BY PROXY

Enclosed with this Circular is a form of proxy. The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. Every Shareholder of the Corporation has the right to appoint a person (who need not be a shareholder of the Corporation) other than the persons already named in the enclosed form of proxy to represent such shareholder of the Corporation at the virtual Meeting by striking out the printed names of such persons and inserting the name of such other person AND an email address for contact in the blank space provided therein for that purpose. In order to be valid, a proxy must be received AGM Connect, 401 Bay Street, Suite 2704, Toronto, Ontario, M5H 2Y4 by 9:00 am on June 25, 2021, or in the event of an adjournment or postponement of the Meeting, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays in Ontario) before the time for holding the adjourned or postponed Meeting.

Shareholders may also elect to vote electronically in respect of any matter to be acted upon at the Meeting. Votes cast electronically are in all respects equivalent to and will be treated in the exact same manner as, votes cast via a paper form of proxy. To vote electronically, registered shareholders are asked to go to the website shown on the form of proxy and follow the instructions on the screen. Please note that each shareholder exercising the electronic voting option will need to refer to the control number indicated on their proxy form to identify themselves in the electronic voting system. Shareholders should also refer to the instructions on the proxy form for information regarding the deadline for voting shares electronically. If a Shareholder votes electronically he or she is asked not to return the paper form of proxy by mail.

In order to be effective, a form of proxy must be executed by a shareholder exactly as his or her name appears on the register of shareholders of the Corporation. Additional execution instructions are set out in the notes to the form of proxy. The proxy must also be dated where indicated. If the date is not completed, the proxy will be deemed to be dated on the day on which it was mailed to shareholders.

The management representatives designated in the enclosed form of proxy will vote the Shares in respect of which they are appointed proxy in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

In the absence of such direction, such Shares will be voted by the management representatives named in such form of proxy in favour of each of the matters referred to in the Notice and will be voted by such representatives on all other matters which may come before the Meeting in their discretion.

THE ENCLOSED FORM OF PROXY OR VOTER INSTRUCTION FORM, WHEN PROPERLY SIGNED, CONFERS DISCRETIONARY VOTING AUTHORITY ON THOSE PERSONS DESIGNATED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

At the time of printing of this Circular, management of the Corporation know of no such amendment, variation or other matters to come before the Meeting other than the matters referred to in the Notice and this Circular. However, if any matters which are not now known to management of the Corporation should properly come before the Meeting, the Shares represented by proxies in favour of the Management Nominees will be voted on such matters in accordance with the best judgement of the Management Nominee.

VOTE USING THE FOLLOWING METHODS PRIOR TO THE SKYLIGHT HEALTH MEETING

	IF YOU HAVE RECEIVED PROXY FROM WITH A VOTER ID and MEETING ACCESS CODE FROM AGM CONNECT		IF YOU HAVE RECEIVED A PROXY OR VIF WITH A 16-DIGIT CONTROL NUMBER FROM AN INTERMEDIARY

Voting Method	Registered Shareholders (your securities are held in your name in a physical certificate or DRS statement)	Non-Registered Shareholders (your shares are held with a broker, bank or other intermediary)	Non-Registered Shareholders (your shares are held with a broker, bank or other intermediary)

Internet	Login to https://app.agmconnect.com Using the Meeting Access Code and Voter ID provided to you complete the form to Submit Proxy		Go to www.proxyvote.com Enter the 16- digit control number printed on the VIF and follow the instructions on screen

Email	Complete, sign and date the proxy form and email to: support@agmconnect.com		N/A

Telephone	Call +1.416.222.4202 to register your vote for the Skylight Health AGSM		N/A

Mail	Enter your voting instructions, sign, date and return the form to AGM Connect in the enclosed envelope		Enter your voting instructions, sign, date and return completed VIF in the enclosed postage paid envelope

ATTENDING THE MEETING – JUNE 29, 2021

	IF YOU HAVE RECEIVED PROXY FROM WITH A VOTER ID and MEETING ACCESS CODE FROM AGM CONNECT		IF YOU HAVE RECEIVED A PROXY OR VIF WITH A 16-DIGIT CONTROL NUMBER FROM AN INTERMEDIARY
	Registered Shareholders (your securities are held in your name in a physical certificate or DRS statement)	Non-Registered Shareholders (your shares are held with a broker, bank or other intermediary)	Non-Registered Shareholders (your shares are held with a broker, bank or other intermediary)
PRIOR TO THE MEETING	Appoint yourself as proxyholder on your proxy and follow the instructions at www.AGMconnect.com/Skylight2021	Appoint yourself as proxyholder on your proxy and follow the instructions at www.AGMconnect.com/Skylight2021	Appoint yourself as proxyholder as instructed herein and on the VIF.
	Following the proxy cut-off date, your appointed proxyholder will be provided with an AGM Connect Voter ID and Meeting Access Code	Following the proxy cut-off date, your appointed proxyholder will be provided with an AGM Connect Voter ID and Meeting Access Code	AFTER submitting your proxy appointment, you MUST contact AGM Connect to obtain a Voter ID and Meeting Access Code at +1.416.222.4202 or support@agmconnect.com
JOINING THE VIRTUAL MEETING (at least 15 minutes prior to start of the Meeting)	Register and login at http://app.agmconnect.com Registered Shareholders or validly appointed Proxyholders will need to provide an email address, AGM Connect Voter ID and the Meeting Access Code

ADVICE TO NON-REGISTERED SHAREHOLDERS

Only Registered shareholders of the Corporation, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Shares (Intermediaries include, among others, banks, trust companies, investment dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Notice, this Circular and its form of proxy (collectively, the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)

be given a voting instruction form which must be completed and returned by the Non-Registered Shareholder in accordance with the directions printed on the form (in some cases, the completion of the voting instruction form by telephone, facsimile or over the Internet is permitted) or

(b)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Shareholder, but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Capital Transfer Agency Inc., 390 Bay Street, Suite 920, Toronto, Ontario, M5H 2Y2.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. If you are a Non-Registered Shareholder, and we or our agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the VIF or the proxy is to be delivered.

REVOCATION OF PROXIES

A registered shareholder of the Corporation who has submitted a proxy may revoke it by:

(a)

depositing an instrument in writing signed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney, either:

(i)

at the office of AGM Connect, 401 Bay Street, Suite 2704, Toronto, Ontario, M5H 2Y4, by 9:00am on June 25, 2021 or in the event of an adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturday, Sunday and holidays in Ontario) before the time for holding the adjournment or postponement Meeting; or

(ii)	with the Chairman of the Meeting prior to commencement of the Meeting on the day of the Meeting;

(b)

transmitting, by telephonic or electronic means, a revocation that complies with (i) or (ii) above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the registered shareholder or the attorney, as the case may be; or

(c)	in any other manner permitted by law.

A Non-Registered Shareholder who has submitted voting instructions to an Intermediary should contact their Intermediary for information with respect to revoking their voting instructions.

NOTICE-AND-ACCESS

The Corporation is utilizing the notice-and-access mechanism (the “Notice-and-Access Provisions”) that came into effect on February 11, 2013 under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations, for distribution of Meeting materials to registered and beneficial Shareholders.

WEBSITE WHERE MEETING MATERIALS ARE POSTED

The Notice-and-Access Provisions allows reporting issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to Shareholders. Electronic copies of the Circular, financial statements of the Corporation for the year ended December 31, 2020 (“Financial Statements”) and management’s discussion and analysis of the Corporation’s results of operations and financial condition for the year ended December 31, 2020 (“MD&A”) may be found on the Corporation’s SEDAR profile at www.sedar.com, and at www.agmconnect.com/Skylight2021. The Corporation will not use procedures known as

“stratification” in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Circular to some Shareholders with this notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Circular.

OBTAINING PAPER COPIES OF MATERIALS

The Corporation anticipates that using notice-and-access for delivery to all Shareholders will directly benefit the Corporation through a substantial reduction in both postage and material costs, and also promote environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials. Shareholders with questions about notice-and-access can call AGM Connect toll-free at 1-855-839-3715. Shareholders may also obtain paper copies of the Circular, Financial Statements and MD&A free of charge by contacting Capital Transfer at 416-350-5007 or upon request to the Corporation’s Corporate Secretary. A request for paper copies which are required in advance of the Meeting should be sent so that they are received by the Corporation or Capital Transfer, as applicable, by June 8, 2021 in order to allow sufficient time for Shareholders to receive the paper copies and to return their proxies or voting instruction forms to intermediaries not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto, Ontario) prior to the time set for the Meeting or any adjournments or postponements thereof (the “Proxy Deadline”).

SHAREHOLDERS ARE REMINDED TO REVIEW THE CIRCULAR BEFORE VOTING

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Corporation at any time since the beginning of its last completed financial year or any associate of any such director or officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, except as disclosed in this Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Shares. Each Share entitles the holder of record to notice of and one vote on all matters to come before the Meeting. No group of shareholders has the right to elect a specified number of directors nor are there cumulative or similar voting rights attached to the Shares of the Corporation.

The directors of the Corporation have fixed May 3, 2021 as the record date (the “Record Date”) for determination of the persons entitled to receive notice of the Meeting. Shareholders of record as of the Record Date are entitled to vote their Shares except to the extent that they have transferred the ownership of any of their Shares after the Record Date, and the transferees of those Shares produce properly endorsed share certificates or otherwise establish that they own the Shares, and demand, not later than ten (10) days before the Meeting, that their name be included in the shareholder list before the Meeting, in which case the transferees are entitled to vote their Shares at the Meeting.

As of the date of this Circular 180,690,975 Shares are issued and outstanding.

To the knowledge of the directors and officers of the Corporation, as of the date of this Circular, no person or company beneficially owned, directly, or indirectly, or exercised control or direction over, voting shares of the Corporation carrying more than ten percent (10%) of the voting rights attached to all shares of the Corporation, except as follows:

Shareholder	Number of Securities	Percentage of Common Shares

Merida Capital Partners II LP, Merida Capital	26,243,945	14.52%
Partners III LP, Merida Capital Partners III QP LP

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Corporation’s directors, the only matters to be placed before the Meeting are those set forth in the accompanying Notice of Meeting relating to: (a) receiving the audited financial statements of the Corporation for the year ended December 31, 2020; (b) the election of directors for the ensuing year; and (c) appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation.

1.    Audited Financial Statements

The Corporation’s financial statements for the fiscal year ended December 31, 2020, and the report of the auditors thereon, have been filed on www.sedar.com and have been sent to registered and beneficial shareholders who have requested copies thereof using the request form accompanying this Circular and will be submitted to the meeting of shareholders. Receipt at the Meeting of the auditors’ report and the Corporation’s financial statements for this fiscal period will not constitute approval or disapproval of any matters referred to therein, and no action is required to be taken by Shareholders thereon.

2.    Election of Directors

Pursuant to the Corporation’s constating documents, the board of directors of the Corporation (the “Board” or “Board of Directors”) may be comprised of a minimum of one (1) director and a maximum of ten (10) directors to be elected annually. The Board of Directors has determined that the number of directors of the Corporation should be fixed at seven (7). Shareholders will be asked to elect seven (7) directors at the Meeting. Each director elected will hold office until the close of the next annual meeting of the Shareholders or until his successor is appointed or elected.

The following table and the notes thereto set out the names of each nominee for election as a director of the Corporation as well as their province of residence, principal occupation, business or employment, the year they first became a director of the Corporation and the approximate number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Name, Position, Province of Residence	Principal Occupation	Date Elected or Appointed Director	Shares Owned or Controlled

Patrick McNamee(3) Chair, Director Sarasota, Florida	Operating Partner, BPOC	March 16, 2021	nil

Pradyum Sekar,(3) Director, CEO Oakville, Ontario	Chief Executive Officer of the Corporation	February 27, 2019	9,174,712

Kashaf Qureshi Director, President Milton, Ontario	President and CTO of the Corporation	February 27, 2019	8,853,058

Tom Brogan,(3) Director Ottawa, Ontario	CEO Vestrum Health Chairman Vestrum Health Board	January 27, 2020	55,380

Peter Cummins(1) (2) (3) Director Guelph, Ontario	Retired Pharmacist and R&D Leader	July 4, 2019	354,000

Name, Position, Province of Residence	Principal Occupation	Date Elected or Appointed Director	Shares Owned or Controlled

Grace Mellis(1) (2) Director Rye, New York	Managing Director IGA Capital	January 14, 2021	nil

Norton Singhavon (1) (2) Director Kelowna, BC	CEO GTEC	February 27, 2019	852,000

Notes:

(1)	Member of the Audit Committee of which Grace Mellis is the Chair.
(2)	Member of the Compensation Committee.
(3)	Member of the Nomination and Governance Committee

Pradyum Sekar (Director, Chief Executive Officer & Co-Founder)

As co-founder of Skylight Health Group Inc., Mr. Sekar has spent more than 15 years as an entrepreneur throughout the healthcare sector from the clinical side through to innovation building. From opening one of the most recognized Cannabis Education Centres in Ontario to consulting on major healthcare IT and services integrations, Mr. Sekar has held several senior positions in all sizes of corporate organizations.

Kashaf Qureshi (Director, President, Chief Technology Officer and Co-Founder)

As co-founder of Skylight Health Group Inc., Mr. Qureshi brings more than 20 years of extensive operational and entrepreneurial experience in the healthcare, medical cannabis and technology start-up space. An ardent cost-efficiency executive, Mr. Qureshi has focused on promoting improved cash flow, operational proficiencies and overall profitability in a series of organizations throughout the healthcare sector.

Norton Singhavon (Director)

Mr. Singhavon currently serves as the Founder and Executive Chairman of Doventi Capital. Mr. Singhavon has extensive experience at the senior management level of capital investments and has been involved in several large acquisitions, consolidations, and start-ups in Canada’s legal cannabis sector, both private and public. As an investor and advisor to numerous companies in Canada’s ACMPR sector, he has been responsible for internally deploying over $45 million into the legal cannabis sector and has been involved in another $65 million of public M&A ACMPR transactions. Mr. Singhavon was also an advisor to, and early-stage investor in, Invictus MD (TSX.V:IMH).

Tom Brogan (Director)

Mr. Brogan was an early advocate of using real world evidence to improve health care, for market research and economic studies. He founded Brogan Inc. which became the leader in the novel use of drug claim data. He sold Brogan Inc. in 2010 to the world leader in health care data (IQVIA). He became VP Global Oncology for IMS Health (now IQVIA) and since 2014 has been the Chief Executive Officer and Chairman of the Board of Vestrum Health, where he has developed the data for and applications of electronic health records for use by clinicians, economists and pharmaceutical medical, health economic, and commercial departments.

Peter Cummins (Director)

Mr. Cummins is a pharmacist by profession and a retired & Johnson R&D leader. He is currently involved in a number of volunteer and philanthropic endeavours. He spent over two decades with Johnson & Johnson, including executive leadership roles overseeing research and development, product development, external innovation, and regulatory affairs across Canada, the US, and Europe. Prior to Johnson & Johnson, Mr. Cummins served in Regulatory and

Scientific Affairs roles at Procter & Gamble, and he was the Director of Pharmacy at Cambridge Memorial Hospital. He holds a BSc in Pharmacy from the University of Toronto and an MBA from Wilfrid Laurier University. Mr. Cummins has extensive experience in traditional pharmaceutical research and development and brings a crucial understanding and network to Skylight Health Group to help to unlock the value of the Company’s data assets moving forward.

Grace Mellis (Director)

Grace brings nearly three decades of strategy, finance, and capital markets experience with executive roles at JP Morgan Chase including as Head of International Strategy and as Investor Services CFO for EMEA. Ms. Mellis is also the former Chief Financial Officer at Greendot Corporation, a US$3.1B market cap NYSE-listed company. She is also a mentor and investor with Techstars, a global start-up incubation platform.

Patrick McNamee (Director)

Patrick brings substantial healthcare leadership having been EVP and COO of Express Scripts, where he led all major activities of the technology-driven pharmacy benefit management company. With a focus on organic and acquisitive growth, McNamee was instrumental in bringing the company from $3B in revenue to over $120B. He also is the former President and CEO of Health Insurance Innovations where he led a significant and fast turnaround increasing the share price from $4 to $58 in less than two years.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Management does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year, however, IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR OF THE CORPORATION FOR ANY REASON AT OR PRIOR TO THE MEETING OR ANY ADJOURNMENT THEREOF, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR THE ELECTION OF ANY PERSON OR PERSONS IN PLACE OF ANY NOMINEES UNABLE TO SERVE AT THE DISCRETION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY.

To the knowledge of the Corporation, other than as set out herein, no proposed director is, as at the date of this Circular, or has been, within ten (10) years before the date of this Circular:

(a)	a director, chief executive officer or chief financial officer of any company (including the Corporation) that,

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)

a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of the Corporation, no director or proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a security’s regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

On May 4, 2021 Grant Thornton LLP resigned as auditors of the Corporation and on May 5, 2021 PricewaterhouseCoopers LLP (“PwC”) were appointed as auditors of the Corporation. The Notice of Change of Auditor and letters to the Corporation from Grant Thornton LLP and PricewaterhouseCoopers LLP are attached as Schedule “C”.

Shareholders are being asked to appoint PricewaterhouseCoopers LLP to act as auditors of the Corporation until the next annual meeting of shareholders. PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPOINTMENT OF PricewaterhouseCoopers LLP, AS AUDITORS OF THE CORPORATION TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE APPOINTMENT OF PwC.

PwC LLP were first appointed as auditors for the Corporation on May 5, 2021.

Ratification of the Corporation’s 2021 Omnibus Plan

On May 20, 2021, the Board approved the 2021 omnibus equity incentive plan of the Corporation (the “2021 Omnibus Plan) pursuant to which it is able to issue share-based long-term incentives. All directors, officers, employees and independent contractors of the Corporation and/or its affiliates (collectively, the “Service Providers”) are eligible to receive awards under the 2021 Omnibus Plan. The purpose of the 2021 Omnibus Plan is to (i) develop the interest of Service Providers in the growth and development of the Corporation by providing such persons with the opportunity to acquire a proprietary interest in the Corporation; (ii) attract and retain valuable Service Providers to the Corporation with a competitive compensation mechanism; and (iii) align the interests of the participants with those of Shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to Shareholders and long-term growth.

A copy of the 2021 Omnibus Plan, which has been conditionally approved by the TSXV and is drafted in accordance with the latest TSXV policies, is attached to this Circular at Schedule “B” and a summary thereof is included below. The summary, however, is qualified in its entirety by the terms of the 2021 Omnibus Plan. Additional information in respect of the 2021 Omnibus Plan is set forth below.

The 2021 Omnibus Plan will replace the Corporation’s existing 2020 Stock Option Plan and be supplemental to the Corporation’s cash-based incentive compensation arrangements. Once the 2021 Omnibus Plan is approved, no further options will be granted under the 2020 Stock Option Plan and all outstanding options will be governed by the 2021 Omnibus Plan.

The types of awards available under the 2021 Omnibus Plan include options, restricted share units, performance share units, deferred share units and dividend-equivalent rights (collectively, “Awards”). Under the 2021 Omnibus Plan, the maximum number of Common Shares issuable from treasury pursuant to Awards shall not exceed 10% of the total outstanding Common Shares from time to time less the number of Common Shares issuable pursuant to all other security-based compensation arrangements of the Corporation (being the existing 2020 Stock Option). As of May 20, 2021, there were an aggregate of 2,827,204 post-consolidated options outstanding and unexercised under the existing 2020 Stock Option Plan. If the 2021 Omnibus Plan is approved at the Meeting, an additional 786,615 post-consolidated Common Shares will be reserved for issuance under the 2021 Omnibus Plan which, together with the Common Shares underlying the outstanding and unexercised Options currently outstanding represents 10% of the total outstanding Common Shares. The 2021 Omnibus Plan is administered by the Board or a committee of the Board.

The key terms of the 2021 Omnibus Plan are summarized as follows:

Purpose

To attract and retain key talent who are necessary or essential to Skylight Health Group’s success, image, reputation or activities. It also allows Skylight Health Group to reward key talent for their performance and greater align their interests with those of Skylight Health Group’s shareholders.

Eligible Participants

Any employee, executive officer, director, or consultant of the Corporation or any of its subsidiaries is a “Service Provider” and considered eligible to be selected to receive an Award under the 2021 Omnibus Plan, provided that consultants are not eligible to receive DSUs.

Award Types	Options, Restricted Share Units (RSUs), Performance Share Units (PSUs) and Deferred Share Units (DSUs) – each an“Award”. RSUs, PSUs and DSUs shall be collectively referred to as Share Units

Pricing

The Board will establish the exercise price at the time each Option Award is granted and the fair market value at the time Share Unit Award is granted. The 2021 Omnibus Plan provides that the exercise price and fair market value shall be calculated based on the volume weighted average price for the five days preceding the date of the grant of the Award.

Share Reserve

The maximum number of common shares of the Corporation for issuance under the 2021 Omnibus Plan will not exceed 10% of the Corporation’s issued and outstanding common shares including the number of common shares subject to grants of options originally made under the Corporation’s 2020 Stock Option Plan and any other share Compensation Arrangement adopted by the Corporation, as defined in the 2021 Omnibus Plan. In addition, the maximum number of Common Shares that can be issued in settlement of RSUs, PSUs and DSUs cannot exceed 18,000,000 Common Shares while the Corporation is listed on the TSX Venture Exchange.

Share Recycling

If an outstanding Award of Options is exercised, the Shares covered by such Option Award will again be available for issuance. If an outstanding Award of RSUs, PSUs or DSUs is settled for Shares while the Corporation is listed on the TSX Venture Exchange, such Shares will be available for the granting of additional Awards of Options but not additional Awards of Share Units.

If an outstanding Award (or portion thereof) expires or is forfeited, surrendered, cancelled, or otherwise terminated for any reason without having been exercised or settled in full, or if Shares acquired pursuant to an Award subject to forfeiture are forfeited, the Shares covered by such Award, if any, will again be available for issuance under the Plan. Shares will not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

Maximum Term	Options are exercisable for a period of up to ten years from the date of grant.

Minimum Vesting Duration	RSUs and PSUs granted under the Omnibus Plan will become fully vested over a period no shorter than 3 years from grant date.

Insider Participation Limits

The aggregate number of Common Shares reserved for issuance under Awards granted to Insiders (as a group) and any other security-based compensation arrangements of the Corporation at any point in time shall not exceed 10% of the issued and outstanding Common Shares at such time.

The aggregate number of Common Shares issued pursuant to Awards granted to Insiders (as a group), within any twelve-month period shall not exceed 10% of the issued and outstanding Common Shares at the time of the grant of the Award.

The aggregate number of Common Shares reserved for issuance pursuant to Awards granted to any one person within any twelve- month period shall not exceed 5% of the issued and outstanding Common Shares at the time of the grant of the Award.

Director Participation Limit

The maximum number of common shares of the Corporation that may be reserved for issuance to non-employee directors shall not exceed 1% of the outstanding common shares from time to time.

In addition, the annual grant of awards under the 2021 Omnibus Plan to non-employee directors cannot exceed $150,000 in value, of which no more than $100,000 may be subject to Option grants.

Other Participation Limits

The aggregate number of Awards which may be granted to any one consultant under the Plan, any other employer stock options plans or options for services, within any twelve-month period, must not exceed 2% of the Common Shares issued and outstanding at the time of the grant.

The aggregate number of Awards which may be granted to investor relations persons under the Plan, any other employer stock options plans or options for services, within any twelve-month period must not exceed 2% of the Common Shares issued and outstanding at the time of the grant.

Change of Control	If a change of control occurs, the successor corporation will assume each Award or replace it with a substitute Award on terms substantially similar to the existing Award.

At the Meeting, Shareholders will be asked to pass a special resolution set out below. In order to be adopted, the resolution must be passed by a simple majority of the votes cast in person or by proxy, at the Meeting, of disinterested shareholders. All directors and officers and their associates and affiliates will be excluded from voting on this resolution including Pradyum Sekar, Kashaf Qureshi, Grace Mellis, Patrick McNamee, Norton Singhavon, Tom Brogan, Peter Cummins, Andrew Elinesky, Georges Feghali, and Paul Kulas. As of the date hereof, the Corporation has been advised that a total of 18,601,775 Common Shares, or 10.29%, will be excluded from voting on the resolution.

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.

The adoption by the Corporation of the 2021 Omnibus Plan, substantially as described in the Management Information Circular and Proxy Statement of Skylight Health Group Inc. dated May 20, 2021, is hereby approved;

2.

The Corporation has the ability to continue granting Awards under the 2021 Omnibus Plan until the next annual meeting of the Shareholders or such later time as may be permitted under the rules of any applicable stock exchange;

3.	The Board of Directors of Skylight Health Group Inc. may revoke this resolution before it is acted upon, without further approval of the shareholders; and
4.

any one (1) officer or director of the Corporation is authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Corporation or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commission forms, as may be required to give effect to the true intent of this resolution.”

Based on the foregoing, the Board unanimously recommends that Shareholders vote FOR the resolution to ratify and approve the 2021 Omnibus Plan set out above.

Common Shares represented by proxies in favour of management nominees will be voted FOR the ratification and approval of the 2021 Omnibus Plan, unless a Shareholder has specified in his, her or its proxy that his, her or its shares are to be voted against the ratification and approval of the 2021 Omnibus Plan.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation

Securities laws require that a “Statement of Executive Compensation” in accordance with Form 51-102F6 be included in this Information Circular. Form 51-102F6 prescribes the disclosure requirements in respect of the compensation of executive officers and directors of reporting issuers. Form 51-102F6 provides that compensation disclosure must be provided for the Chief Executive Officer and the Chief Financial Officer of an issuer and each of the issuer’s three mostly highly compensated executive officers at the end of the most recently completed financial year whose total compensation exceeded $150,000. Based on these requirements, the executive officers of the Company for whom disclosure is required under Form 51-102F6 for the year ended December 31, 2020 are Pradyum Sekar, Kashaf Qureshi and Carmelo Marrelli, who are collectively referred to as the “Named Executive Officers” or “NEOs”.

The Compensation Committee (“CC”) considers and determines the compensation payable to all NEOs of the Company. As of the date of this Information Circular, the CC is comprised of three directors: Norton Singhavon, Grace Mellis and Peter Cummings, all of whom are independent of management within the meaning of NI 58-101. All members have direct experience with matters of executive compensation from past and present occupations. In executive capacities, they have participated in the setting of policy for executive compensation, as well as having other company’s executive compensation policies applied directly to them in their various executive roles. As considered necessary, the CC has sought the advice of the Company’s external auditors, legal counsel and financial advisors, as well as the informal advice of other professionals in considering and recommending to the Board policies for executive and director level compensation for the Company. More specifically, the CC had previously engaged The Human Well Inc (“Human Well”), an independent compensation advisor with significant executive compensation experience. Human Well is independent of management, well qualified and represented the interests of shareholders when working for the CC and the Board. In 2020, Human Well helped the CC by (i) providing compensation research and data, and education on emerging trends and best practices, (ii) providing performance management planning, (iii) reviewing and designing incentive plans, and (iv) conducting comprehensive compensation reviews of the compensation levels for the Company’s directors and officers (including an in-depth market analysis of compensation levels and designs of organizations that operate within a comparable sector and are of a similar scale to the Company). All work conducted by Human Well was pre-approved by the CC and Human Well did not provide any non-Board approved services to the organization. The CC takes Human Well’s reports and recommendations into consideration when assessing compensation structure and awards, but ultimately makes its own decisions and recommendations for the Board to approve.

Human Well’s fees incurred in the last three completed fiscal years are as follows:

Fiscal year	Executive Compensation-Related Fees	All Other Fees
2020	$54,370	$0
2019	$0	$0
2018	$0	$0

The primary objective of the Company’s executive compensation program is to motivate, reward and retain management talent that is needed to achieve the Company’s business objectives. The program is tailored to ensure that compensation is competitive with comparable companies, and is commensurate with the experience, performance and contribution of the individuals involved and the overall performance of the Company. In evaluating performance, the CC considers the Company’s short and long-term business objectives, financial metrics as well to the qualitative aspects of the NEO’s performance and achievements.

Prior to 2020, the Company did not have a formal compensation program with set benchmarks or assessments related to the risks associated with the compensation program, other than monitoring and evaluating key performance-based metrics, which were reviewed quarterly and annually. The Company has historically relied on informal discussions, among management, the Board, outside investors and professionals, as to what are reasonable and rewarding objectives for NEOs, always remaining mindful of and seeking to align those objectives with the interests of the Company’s stakeholders. Fundamentally, the Company is focused on increasing value for its shareholders and has strived to implement compensation practices that are aligned with that goal. In 2020, the Company implemented a revised executive compensation program, which included set benchmarks and evaluation of the risks associated with such compensation program.

The NEO’s compensation program for the most recently completed fiscal year consisted of three main components, each designed to achieve a distinct objective:

(a)	Base Salary and Benefits – provides regular competitive compensation for services rendered at a level commensurate with their skills, experience and duties, competitive with industry comparables.

(b)	Performance-Based Bonus Incentives – are intended to serve as a reward for the achieving or surpassing of defined financial and business operating results.

(c)	Equity-Based Incentives– provides alignment for the NEOs with the Company’s long-term objectives and value created for shareholders.

The Company aims to remunerate executives fairly and at a level that is consistent with the median of the marketplace. To assist in this process, in 2020, the CC defined a peer-benchmarking group of companies to provide comparative data. Pay levels are not solely based on the peer group and market data, as the CC takes a holistic approach to evaluating and setting compensation annually (i.e. reviewing and considering both internal and external items, including value creation).

Determination of Compensation of Executive Officers

Base Salary

The CC and the Board approve the salary ranges for the NEOs. The base salary for each NEO is based on assessment of factors such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance. The Company considers market conditions, comparable compensation levels from peers and financial results in determining the base salary.

Performance-Based Incentives

The Company, in its discretion, may award performance-based incentives in order to motivate executives to achieve corporate goals. The CC and the Board approve all performance-based incentives. For 2021 the management priorities, which have been approved by the Board, have been simplified into five key metrics to support the short term incentive plan (“STIP”) for management for 2021. This plan is designed to incentivize management to align with shareholders to drive compounding profitable growth and enhance value throughout the organization. These metrics are as follows:

1.	EBITDA target
2.	Net Income target
3.	Organizational Development and Targeted Financial & Regulatory Timelines

Equity-Based Incentives

Equity-based incentives represent compensation that is “at risk” and may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance targets; and (ii) whether the Company achieves its financial and business operating results. To date, no specific formulae have been developed to assign a specific weighting to each of these components. Instead, the Board considers each NEOs performance target and the Company’s performance and assigns compensation based on this assessment and the recommendations of the CC. The Company’s Omnibus Plan is used to provide share purchase options, performance share units, restricted share units and deferred share units (collectively, “Awards”) which are granted in consideration of the level of responsibility of the executive as well as his or her impact and/or contribution to the longer-term operating performance of the Company. In determining the number of Awards to be granted to the executive officers, the CC and the Board takes the performance criteria outlined above as well as the number of options, if any, previously granted to each executive officer. Share and option-based grants are established to ensure the interests of the executive officers are aligned with the interests of the Company’s Shareholders. In setting or amending Awards granted under the Company’s Omnibus Plan, the CC considers the recommendations from the executive officers and external advisors.

NEO Compensation Table

The following table sets forth for the financial years ended December 31, 2020, December 31, 2019, and December 31, 2018, information concerning the total compensation paid to the Company’s NEOs.

					Non-Equity Annual Incentive Plan $
Name and Principal Position	Year	Salary or Consulting Fee	Share- based Awards $	Option- Based Awards $	Annual Incentive Plans	Long-term Incentive Plans	All Other Compensati on (4) $	Total Compensation $
Pradyum Sekar (1) (2)	2020	311,900	72,209	1,160,118	221,540	-	12,000	1,777,767
CEO, Secretary and	2019	161,577	50,423	202,530	-	-	12,000	426,530
Director	2018	185,831	-	189,895	22,500	-	4,323	402,549
Kashaf Qureshi (1) (2)	2020	311,900	72,209	1,160,118	221,540	-	12,000	1,777,767
President, CTO and	2019	161,577	50,423	202,530	-	-	12,000	426,530
Director	2018	185,831	-	189,895	22,500	-	4,323	402,549
Carmelo Marrelli (1)(3)	2020	55,618	-	-	-	-	-	55,618
CFO	2019	42,540	-	-	-	-	-	42,540
	2018	7,090	-	-	-	-	-	7,090
(1)	Messers Sekar, Qureshi and Marrelli were appointed officers of the Corporation on February 27, 2019.
(2)	Messers Sekar and Qureshi, were appointed directors of the Corporation on February 27, 2019.
(3)

Mr. Marrelli is the CFO of the Corporation and President of Marrelli Support Services Inc. (“MSSI”). Effective September 5, 2018, MVC Technologies Inc. entered into a Consulting Agreement with MSSI pursuant to which MSSI agreed to provide the services of Mr. Marrelli as CFO of the Corporation on a part time basis in consideration of fees of approximately $3,500 per month. Mr. Marrelli is eligible to receive grants of stock options from the Corporation under the Stock Option Plan.

NEO Outstanding Option and Share Based Awards

The table below reflects all option and share-based awards for each NEO outstanding as at December 31, 2020 (pre-consolidated).

	Option-based Awards				Share-based Awards
Named Executive Officer	Number of Securities Underlying Unexercised Options	Option Exercise Price $	Option Expiration Date	Value of Unexercised in-the-Money Options (1) $	Number of shares or units of shares that have not vested#	Market or payout value of share- based awards that have not vested	Market or payout value of vested share- based awards not paid out or distributed $
Pradyum Sekar	342,055	0.115	August 18, 2025	360,868	-	-	-
	342,055	0.125	August 18, 2025	357,447	-	-	-
	342,055	0.150	August 18, 2025	348,896	-	-	-
	342,055	0.175	August 18, 2025	340,344	-	-	-
	1,500,000	0.77	December 2, 2025	600,000	-	-	-
Kashaf Qureshi	342,055	0.115	August 18, 2025	360,868	-	-	-
	342,055	0.125	August 18, 2025	357,447	-	-	-
	342,055	0.150	August 18, 2025	348,896	-	-	-
	342,055	0.175	August 18, 2025	340,344	-	-	-
	1,500,000	0.77	December 2, 2025	600,000	-	-	-
Carmelo Marreli	-	-	-	-	-	-	-
(1)	Intrinsic value of all options (whether vested or unvested). The price per Common Share as of December 31, 2020 was $1.17.

Incentive Award Plans

The following table provides information concerning the incentive award plans of the Company with respect to each Named Executive Officer during the fiscal year ended December 31, 2020.

Incentive Award Plans Value Vested or Earned During the year Ended December 31, 2020
	Option-based Awards Value Vested During Fiscal 2020	Share Based Awards Value Vested During Fiscal 2020 $	Non-Equity Incentive Plan Compensation Value Earned During Discal 2020
Pradyum Sekar	1,160,118	72,209	-
Kashaf Qureshi	1,160,118	72,209	-
Carmelo Marreli	-	-	-

Anti-Monetization

Pursuant to the Company’s Insider Trading Policy, directors and officers are expressly prohibited from purchasing financial instruments or undertaking any activities designed to hedge or offset a decrease in market value of the Corporation’s securities granted as compensation or held, directly or indirectly, by directors or officers.

Pension Disclosure

The Corporation does not have in place any deferred compensation plan or pension plan that provides for payments or benefits at, following or in connection with retirement.

Termination and Change of Control Benefits and Management Contracts

The employment agreements that the Company has entered into with the NEOs may require the Company to make certain types of payments and provide certain types of benefits upon termination of employment of an NEO or change of control of the Company.

The Corporation has employment agreements with officers of the Corporation (each an “Executive”):

(i)	Employment Agreement effective January 1, 2020 (which supersedes the Employment Agreement dated November 5, 2018) among Kashaf Qureshi and MVC Technologies Inc. (the “Qureshi Employment Agreement”);

(ii)

Employment Agreement effective January 1, 2020 (which supersedes the Employment Agreement dated November 5, 2018) among Pradyum Sekar and MVC Technologies Inc. (the “Sekar Employment Agreement”, and collectively with the Qureshi Employment Agreement, the “Employment Agreements”)

Pursuant to the Employment Agreements, each Executive receives an annual salary base of $320,000. In addition, each Executive will be entitled to an incentive payment (“Annual Incentive”) of not less than 50% in accordance with the Employment Agreements upon the occurrence of certain performance milestones of the Corporation. Each Executive will also be entitled to Stock Option or other equity incentive awards in accordance with the Company’s Long Term Incentive Plan (“Long Term Incentive”). Each of the Executives is also entitled to reasonable expenses reimbursed by the Corporation, employee benefits, an automobile allowance, insurance and indemnification, vacation, and the reimbursement of annual membership or professional fees.

The Employment Agreements also provide for payments to be made by the Corporation in the event of termination of the Employment Agreements by the Corporation without cause or following a change in control, the details of which are summarized below:

Meaning of “Cause”, “Change in Control” and “Good Reason”

In the Employment Agreements, “Cause” means

(a)

the existence of just cause for termination of employment at common law as determined by the law of the Province of Ontario, including fraud, theft, dishonesty, illegality, breach of statute or regulation, conflict of interest, or gross incompetence; or the Executive breaches any other material obligation under this Agreement and fails to rectify such breach within 30 (thirty) days of provision of written notice to do so by the Corporation.

In the Employment Agreements “Change in Control” means the occurrence of any of the following:

(a)

the consummation of any transaction or series of transactions including, without limitation, any consolidation, amalgamation, arrangement, merger or issue of voting shares, the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares in the capital of the Corporation, measured by voting power rather than number of shares (but shall not include the creation of a holding company or similar transaction that does not involve any material change in the indirect beneficial ownership of the shares of the Corporation); or

(b)

the direct or indirect sale, transfer or other disposition, in one or a series of related transactions, of all or substantially all of the assets of the Corporation, taken as a whole, to any person or group of persons acting jointly or in concert for purposes of such transaction (other than to any affiliates of the Corporation), provided, for greater certainty, that the person or group of persons contemplated in either circumstance do not include the Executive, any of the Executive’s immediate family members or any entity associated with the Executive or them.

(c)	members of the Board of Directors as of August 2018, cease for any reason to constitute a majority of the Board, unless the appointment of any successor members was approved by Directors.

A Change in Control does not include any public offering of the Corporation’s stock nor does it include more than the first Change of Control in a series of Changes of Control as part of a transaction.

In the Employment Agreements, “Good Reason” means any of the following:

(a)

the assignment to the Executive of any duties inconsistent in any material and negative respect with the Executive’s position, authority, duties or responsibilities, or other action by the Corporation which results in a material diminution in such position including a board position, authority, title, reporting relationship, duties or, responsibilities, excluding for this purpose isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Corporation promptly after receipt of notice thereof from the Executive to the Corporation;

(b)

any unilateral material diminution of salary or bonus or long term incentive eligibility payable to the Executive under this Employment Agreement or a material reduction by the Corporation in the kind or level of automobile allowance, benefits to which the Executive is entitled under this Agreement, excluding changes to employee benefits which apply to all other employees in positions similar to the Executive’s, which is not remedied by the Corporation promptly after receipt of notice thereof from the Executive to the Corporation;

(c)	the Corporation materially breaching the terms of this Agreement; or

(d)	if the Executive’s normal place of business relocates more than 50 kilometres from its current location.

Termination by the Executive with Good Reason Following a Change in Control

In the event that the Executive’s employment is terminated without cause or the Executive resigns their employment from the Corporation for Good Reason within a period of one (1) year after the Change in Control or three months prior to a Change in Control being effected provided that severance was influenced by a potential buyer in contemplation of a Change in Control, the Executive will receive a severance amount of twenty-four (24) months of base salary as well as twenty-four (24) months of target annual incentive allocated to the Executive, twenty-four (24) months of the Executive’s Automobile Allowance and twenty-four (24) months of premiums to the Corporation’s Benefits plans in which the Executive was previously participating, in lieu of participation. Actual participation in the Corporation’s benefits plan will cease upon the date of termination.

Termination by Executive

The Executives shall be entitled to terminate the Employment Agreements with the Corporation at any time, for whatever reason, upon providing two (2) weeks written notice to the Corporation.

Termination by the Corporation without Cause

The Corporation may terminate the Employment Agreements of the Executives without Cause at any time by paying the Executive:

(a)	Twenty-four (24) months of the base salary rate being paid to the Executive at the time of termination;
(b)	Twenty-four (24) months target Annual Incentive;
(c)	Twenty-four (24) months of the Executive’s automobile allowance; and
(d)	Twenty-four (24) months of premiums to the Corporation’s benefit plan in which the Executive was participating
(e)	All unvested Long Term Incentive awards made to the Executive will vest and all vested equity grants will be exercisable for a period of up to six (6) months from the date of such termination

Termination by the Corporation with Cause

The Corporation can terminate the employment of an Executive with cause without notice. No payment shall be made or notice provided.

Termination by Death

The Employment Agreement shall automatically terminate without notice if the Executive dies during the term of the Employment Agreement. Any outstanding and unvested stock options will vest upon the Executive’s death and be exercisable immediately by the Executive’s estate for a period up to twelve (12) months from the date of such termination.

Director Compensation

The directors receive cash compensation as well as incentive share options for acting in their capacity as directors of the Corporation. There are no other arrangements under which directors were compensated by the Corporation during the three most recently completed financial years for their services in their capacity as directors.

During 2020, the Board and the Committees met for regularly scheduled meetings.

An annual retainer and fees for Board and Committee service on a quarterly basis to independent directors only. Directors are also reimbursed for reasonable expenses incurred to attend meetings and in the performance of their duties. During the financial year ended December 31, 2020, the fees paid to the Company’s independent directors are described in the table below:

RETAINERS - BOARD	2020 ANNUAL RETAINERS AND FEES

($)
Chairman of the Board	39,000
Member of the Board	32,000
Chair of Audit Committee	27,000
Chair of Nomination and Governance	27,000
Chair of Compensation Committee	27,000

The following table provides a summary of all amounts of compensation provided to the non-NEO directors of the Company during the fiscal year ended December 31, 2020.

Director Compensation for the Year Ended December 31, 2020
Name	Fee Earned $	Share-based Awards $	Option- based Awards $	Non-Equity Incentive Plan Compensation $	All Other Compensation $	Total $
Norton Singhavon (1)	125,000	35,000	227,362	-	-	387,362
Marc Adelson (2)	24,000	23,380	12,950	-	-	60,330
Peter Cummins (3)	45,500	14,560	58,147	-	-	118,207
Gerry Goldberg (4)	-	21,560	-	-	-	21,560
Tom Brogan (5)	32,000	-	41,692	-	-	73,692
(1)	Mr. Singhavon was appointed directors of the Corporation on February 27, 2019.
(2)	Mr. Adelson was appointed a director of the Corporation on April 23, 2019.
(3)	Mr. Cummins and Goldberg were appointed a director of the Corporation on July 4, 2019
(4)	Mr. Goldberg ceased to be a director of the Corporation on January 27, 2020
(5)	Mr. Brogan was appointed a director of the Corporation on January 27, 2020

Director Outstanding Option-Based Awards

The table below reflects all option-based awards for each non-NEO director of the Company outstanding as at December 31, 2020.

	Option-based Awards				Share-based Awards
Name of Director	Number of Securities Underlying Unexercised Options	Option Exercise Price $	Option Expiration Date	Value of Unexercised in-the-Money Options (1) $	Number of shares or units of shares that have not vested #	Market or payout value of share- based awards that have not vested	Market or payout value of vested share- based awards not paid out or distributed $
Norton Singhavon	134,000	0.77	December 2, 2025	53,600	-	-	-
	138,000	1.14	December 30, 2025	4,140	-	-	-
Marc Adelson	19,000	0.77	December 2, 2025	7,600	-	-	-
Peter Cummins	13,000	0.77	December 2, 2025	5,200	-	-	-
Gerry Goldberg	-	-	-	-	-	-	-
Tom Brogan	10,000	$0.77	December 2, 2025	4,000	-	-	-
	35,380	$1.14	December 30, 2025	1,061	-	-	-
(1)	Intrinsic value of all options (whether vested or unvested). The price per Common Share as of December 31, 2020 was $1.17.

Director Incentive Plan Awards

The following table provides information concerning the incentive plans awards of the Company with respect to each non-NEO director of the Company during the year ended December 31, 2020.

Incentive Award Plans Value Vested or Earned During the year Ended December 31, 2020
Name of Director	Option-based Awards Value Vested During Fiscal 2020	Share Based Awards Value Vested During Fiscal 2020 $	Non-Equity Incentive Plan Compensation Value Earned During Discal 2020
Norton Singhavon	227,362	-	-
Marc Adelson	12,950	-	-
Peter Cummins	58,147	-	-

Gerry Goldberg	-	-	-
Tom Brogan	41,692	-	-

Stock Option Plans and Other Incentive Plans

Stock Option Plan

The Stock Option Plan was adopted by Shareholders on September 9, 2020. The purpose of the Stock Option Plan is to advance the interests of the Corporation and its Shareholders by attracting, retaining and motivating the performance of selected directors, officers, employees or consultants of the Corporation of high caliber and potential and to encourage and enable such persons to acquire and retain a proprietary interest in the Corporation by ownership of its Common Shares. The Stock Option Plan provides that, subject to the requirements of the Canadian Securities Exchange (the “CSE”), the aggregate number of securities reserved for issuance, set aside and made available for issuance under the Stock Option Plan may not exceed 10% of the issued and outstanding shares of the Corporation at the time of granting of options (including all options granted by the Corporation to date).

The number of Common Shares which may be reserved in any 12-month period for issuance to any one individual upon exercise of all stock options held by that individual may not exceed 5% of the issued and outstanding Common Shares of the Corporation at the time of the grant. The number of Common Shares which may be reserved in any 12-month period for issuance to any one consultant may not exceed 2% of the issued and outstanding Common Shares and the maximum number of Common Shares which may be reserved in any 12-month period for issuance to all persons engaged in investor relations activities may not exceed 2% of the issued and outstanding Common Shares of the Corporation.

The Stock Option Plan provides that options granted to any person engaged in investor relations activities will vest in stages over 12 months with no more than 1⁄4 of the stock options vesting in any three-month period. The Stock Option Plan will be administered by the Board or a special committee of directors, either of which will have full and final authority with respect to the granting of all stock options thereunder. Stock options may be granted under the Stock Option Plan to such directors, officers, employees or consultants of the Corporation, as the Board may from time to time designate.

The exercise price of any stock options granted under the Stock Option Plan shall be determined by the Board but may not be less than the market price of the Common Shares on the CSE on the date prior to the date of the grant (less any discount permissible under CSE rules). The term of any stock options granted under the Stock Option Plan shall be determined by the Board at the time of grant but, subject to earlier termination in the event of termination or in the event of death, the term of any stock options granted under the Stock Option Plan may not exceed ten years. Options granted under the Stock Option Plan are not to be transferable or assignable other than by will or other testamentary instrument or pursuant to the laws of succession. Subject to certain exceptions, in the event that a director or officer ceases to hold office, options granted to such director or officer under the Stock Option Plan will expire upon ceasing to be a director or officer of the Corporation or up to a period not exceeding six (6) months thereafter.

Subject to certain exceptions, in the event that an employee in relation to the Corporation, stock options granted to such employee under the Stock Option Plan will expire on the date after such individual or entity ceases to act in that capacity in relation to the Corporation or up to a period not exceeding six (6) months thereafter.

Stock options granted to optionees engaged in investor relations activities on behalf of the Corporation expire 30 days after such optionees cease to perform such investor relations activities for the Corporation. In the event of death of an option holder, options granted under the Stock Option Plan expire the earlier of one year from the date of the death of the option holder and the expiry of the term of the option.

The Corporation is seeking shareholder approval at the Meeting to adopt the 2021 Ominbus Plan. Refer to Ratification of the Corporation’s 2021 Omnibus Plan under Matters to be Voted Upon above for details of the 2021 Ominbus Plan. The 2021 Omnibus Plan would replace the existing 2020 Stock Option Plan.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Set out below is information as of December 31, 2020 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Equity Compensation Plan Information

			Number of
		Weighted-average exercise	securities remaining available for
	Number of securities to be	price of outstanding	future issuance under equity
	issued	options, warrants and	compensation plans (excluding
	upon exercise of outstanding	rights as at December 31,	securities reflected in column (a))
Plan Category	options, warrants and rights	2020	As at December 31, 2020
Equity compensation plans approved by security holders	12,967,930	$0.56	4,590,510
Equity compensation plans not approved by security holders	-	-	-
Total	12,967,930	$0.56

AUDIT COMMITTEE

National Instrument 52-110 – Audit Committee (“NI 51-110”) requires that certain information regarding the audit committee of a “venture issuer” (as that term is defined in NI 52-110) be included in this Circular sent to Shareholders in connection with this Meeting.

Audit Committee Charter

The full text of the Corporation’s Audit Committee charter is attached hereto as Schedule “A” to this Circular.

Composition of the Audit Committee

The members of the Audit Committee are Grace Mellis (Chair of the Audit Committee), Norton Singhavon and Peter Cummins.

All three independent members of the audit committee as contemplated by NI 51-110. All of the Audit Committee members are “financially literate”, as defined in NI 52-110, as all have the industry experience necessary to understand and analyze financial statements of the Company, as well as the understanding of internal controls and procedures necessary for financial reporting. The Audit Committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the Audit Committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The Audit Committee members meet periodically with management and annually with the external auditors.

Relevant Education and Experience

Each member of the audit committee has adequate education and experience that is relevant to their performance as an audit committee member and, in particular, the requisite education and experience that have provided the member with:

●

an understanding of the accounting principles used by the issuer to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

●

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements, or experience actively supervising individuals engaged in such activities; and
●	an understanding of internal controls and procedures for financial reporting.

Grace Mellis (Director and Chair of the Audit Committee)

Ms. Mellis has a robust background in strategy and finance leadership roles with over 28 years of success and experience. Ms. Mellis spent almost a decade at JPMorgan Chase serving as Managing Director, Head of International Strategy, and Investor Services CFO for EMEA within the Corporate and Investment Bank. Ms. Mellis is a former CFO and VP of Corporate Finance and Business Intelligence at Greendot Corporation. She is the founder and director of IGA Capital which provides consulting and advisory services to primarily early-stage companies. Ms. Mellis is a mentor and investor with Techstars, a global start-up incubation platform. She holds an MBA from Harvard Business School and a BA from Harvard University.

Norton Singhavon (Director)

Mr. Singhavon currently serves as the Founder and Executive Chairman of Doventi Capital. Mr. Singhavon has extensive experience at the senior management level of capital investments and has been involved in several large acquisitions, consolidations, and start-ups in Canada’s legal cannabis sector, both private and public. As an investor and advisor to numerous companies in Canada’s ACMPR sector, he has been responsible for internally deploying over $45 million into the legal cannabis sector and has been involved in another $65 million of public M&A ACMPR transactions. Mr. Singhavon was also an advisor to, and early-stage investor in, Invictus MD (TSX.V:IMH).

Peter Cummins (Director)

Mr. Cummins, in addition to possessing professional qualifications as a Pharmacist, received his MBA in 1988 from Lazaridis School of Business and Economics (Wilfrid Laurier University). In this program he completed numerous finance and accounting courses. He has also served on the Management Boards of Procter & Gamble Pharmaceuticals Canada, Inc., McNeil Consumer Healthcare Canada, and McNeil Consumer Healthcare US. McNeil is a Johnson & Johnson company. In these roles he was regularly involved in review and assessment of the respective businesses’ financial statements, and as such is familiar with accounting issues, controls, and procedures.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation by the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Audit Committee and, where applicable, the Corporation’s Board, on a case-by-case basis.

Auditor Service Fees

The following table provides detail in respect of audit, audit related, tax and other fees billed to the Corporation by the external auditors for professional services provided to the Corporation and its subsidiaries:

	2020	2019
Audit fees	$321,000	$244,038
Audit-related fees	$72,225	$1,250
Tax fees	$6,420	$38,788
Other fees	$44,168	$0
Total	$443,813	$284,076

Audit Fees: Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation’s annual financial statements as well as services provided in connection with statutory and regulatory filings.

Audit-Related Fees: Audit-related fees were paid for professional services rendered by the auditors and were comprised primarily of the reading of quarterly financial statements.

Tax Fees: Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services included preparing and/or reviewing tax returns.

All Other Fees: Fees such as those payable for professional services which include bookkeeping, accounting advice, primarily relating to preparation of IFRS compliant financial statements, and preparation of management’s discussion and analysis, and due diligence.

Reliance on Certain Exemptions

The Company is relying on the exemption from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) as set out in section 6.1 of NI 52-110.

STATEMENT OF CORPORATE GOVERNANCE

The Corporation’s disclosure of corporate governance practices pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) is set out below in the form required by Form 58-101F2 – Corporate Governance Disclosure (Venture Issuers).

Board of Directors

The Board of Directors is responsible for the stewardship of the Company and for the supervision of management to protect shareholder interests. The Board oversees the development of the Company’s strategic plan and the ability of management to continue to deliver on the corporate objectives.

The Board of Directors is presently comprised of seven (7) members: Pradyum Sekar, Kashaf Qureshi, Patrick McNamee, Norton Singhavon, Grace Mellis, Peter Cummins and Tom Brogan. All of the directors of the Company except Pradyum Sekar and Kashaf Qureshi are considered to be independent directors of the Company. Kashaf Qureshi is the President and Pradyum Sekar is the Chief Executive Officer of the Company, therefore they are not considered to be independent. NI 58-101 suggests that the board of directors of a public company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the board of directors, reasonably interfere with the exercise of a director’s independent judgment. As disclosed above, the Board is comprised of a majority of independent directors. The independent judgment of the Board in carrying out its responsibilities is the responsibility of all directors. The Board facilitates independent supervision of management through meetings of the Board and through frequent informal discussions among independent members of the Board and management. In addition, the Board has free access to the Company’s external auditors, external legal counsel and to any of the Company’s officers.

Directorships

The following directors are also directors of the reporting issuers listed below:

Director	Reporting Issuer	Name of Trading Market
Norton Singhavon	GTEC Holding Ltd. British Columbia	TSXV
Grace Mellis	HyreCar	NASDAQ

Orientation and Continuing Education

The Board briefs all new directors with respect to the policies of the Board along with relevant corporate and business information with respect to the Corporation. The Board does not provide any continuing education.

Ethical Business Conduct

The entire Board is responsible for developing the Corporation’s approach to governance issues. The Board has reviewed this Corporate Governance disclosure and concurs that it accurately reflects the Corporation’s activities.

The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

In addition, each nominee for director of the Corporation must disclose to the Corporation all interests and relationships of which the director is aware of at the time of consideration which will or may give rise to a conflict of interest. If such an interest or relationship should arise while the individual is a director, the individual shall make immediate disclosure of all relevant facts to the Corporation.

Nomination of Directors

The Board of Directors has established a Nomination and Corporate Governance Committee. The members of the Nomination and Corporate Governance Committee are Peter Cummins (Chair of the Committee), Tom Brogan, Prad Sekar and Patrick McNamee. The Nomination and Corporate Governance Committee is responsible for participating in the recruitment and recommendation of new nominee for appointment or election to the Board.

Diversity Policy

The Issuer encourages diversity in the composition of the Board and requires periodic review of the composition of the Board as a whole to recommend, if necessary, measures to be taken so that the Board reflects the appropriate balance of diversity, knowledge, experience, skills and expertise required for the Board as a whole. The Code of Conduct explicitly states that the Issuer and its subsidiaries are firmly committed to providing equal opportunity in all aspects of employment. The Issuer endorses the principle that the Board should have a balance of skills, experience and diversity of perspectives appropriate to the business.

The Board has not yet adopted a written policy or targets relating to the identification and nomination of designated groups including women, Indigenous peoples, persons with disabilities and members of visible minorities (collectively “members of designated groups”) to the Board. And while competence, skillset and experience remain the foremost qualifications for nomination, the Board does take into consideration a nominee’s potential to contribute to diversity within the Board. Given that diversity is part of determining the overall balance, the Board has not yet adopted a gender specific policy target. The Board will review its structure and diversity annually and may set diversity aspirations regarding the Board’s optimum composition as part of the identification and nomination of members of the Board. The Board will consider a number of factors, including gender, ethnic and geographic diversity, age, business experience, professional expertise, sexual identity, religion, family upbringing, neuro-diversity, personal skills, personal experience and personal perspectives, when seeking and considering new members for nomination or evaluating Board nominees for re-election.

Notwithstanding the foregoing, recommendations concerning Board nominees are, foremost, based on merit and performance, with due regard to the overall effectiveness of the Board, with diversity being taken into consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present at the Board and management levels. The Board has not currently adopted a policy on term limits or other forms of board renewal.

The Board is currently comprised of seven directors three of whom are members of designated groups (as defined above) and one of whom is a woman. Consistent with the Issuer’s approach to diversity at the Board level, hiring practices include consideration of diversity across designated groups. Senior Management includes three individuals who are visible minorities and are executive officers. The Board will, among other factors in the making of executive officer appointments, consider the level of representation of designated groups. In searches for new executive officers, the Board will consider the level of diversity in management as one of several factors used in its search process. Notwithstanding the foregoing, all executive officer appointments will always be based on merit, having regard to the requirements of the Issuer.

The Issuer does not have a target number of executive officers from designated groups. Given the small size of the executive team, Management believes that implementing targets is not appropriate at this time. However, in the Issuer’s hiring practices, it considers the level of representation of women in executive officer positions.

Compensation

The Board of Directors has established a Compensation Committee. The members of the Compensation Committee are Norton Singhavon (Chair of the committee), Grace Mellis and Peter Cummins. The Compensation Committee will make recommendations to the Board in respect of compensation issues relating to directors, officers and employees of the Company.

Other Board Committees

The Corporation has no committees other than the Audit Committee, Nomination and Governance Committee and Compensation Committee.

Assessments

The Board does not feel it is necessary to establish a committee to assess the effectiveness of individual Board members. The Board monitors the adequacy of information given to directors, communications between the Board and management, and the strategic direction and processes of the Board and board committees.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

There is not as of the date hereof and has not been since the beginning of the Corporation’s last completed financial year, any indebtedness owing to the Corporation by the directors and senior officers of the Corporation or any of their associates or affiliates, except as disclosed in this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management of the Corporation is not aware of any material interests, direct or indirect, of any informed person of the Corporation, any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

OTHER BUSINESS

Management of the Corporation is not aware of any matters to come before the meeting other than those set out in the Notice of Meeting. If other matters come before the Meeting it is the intention of the individuals indicated in the form of proxy to vote the same in accordance with their best judgment in such matters.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Shareholders may request copies of the Corporation’s financial statements as at and for the financial year ended December 31, 2020, and management’s discussion and analysis for such financial results, free of charge by contacting the President of the Corporation c/o 5520 Explorer Drive, Suite 402, Mississauga, Ontario, L4W 5L1. Financial information is provided in the Corporation’s comparative financial statements and management discussion and analysis for its most recently completed financial year ended December 31, 2020.

APPROVAL OF BOARD OF DIRECTORS

The contents of this Circular, and the sending thereof to each director of the Corporation, to the auditor of the Corporation and to the shareholders of the Corporation has been approved by the Board.

DATED at the City of Toronto, in the Province of Ontario, this 20th day of May 2021.

“signed”
Kashaf Qureshi
President and Director

SCHEDULE “A”

SKYIGHT HEALTH GROUP INC.

CHARTER OF THE AUDIT COMMITTEE

(as approved April 19, 2021)

1.	DEFINITIONS

1.1         In this Charter:

(a)	“Board” means the board of directors of the Company;

(b)	“CEO” means the Chief Executive Officer;

(c)	“Company” means Skylight Health Group Inc.;

(d)	“Company Management” means Company Officers and senior management, collectively;

(e)	“Company Officers” means the CEO and non-CEO Officers, collectively; and

(f)	“Directors” means directors of the Company;

(g)

“non-CEO Officer” means (i) a chair or vice-chair of the Board, a chief operating officer, chief financial officer, chief technology officer, president, vice president, secretary, assistant secretary, treasurer, assistant treasurer and general manager; (ii) an individual who is designated as an officer under a bylaw or similar authority of the Company; and (iii) an individual who performs functions similar to those normally performed by an individual referred to in (i) or (ii) above;

(h)	“senior management” means members of management who are not Company Officers.

2.	PURPOSE

2.1         The primary responsibility of the Audit Committee is that of oversight of the financial reporting process on behalf of the Board. This includes oversight responsibility for financial reporting and continuous disclosure, oversight of external audit activities, oversight of financial risk and financial management control, and oversight responsibility for compliance with tax and securities laws and regulations as well as whistle blowing procedures. The Audit Committee is also responsible for the other matters as set out in this charter and/or such other matters as may be directed by the Board from time to time. The Audit Committee should exercise continuous oversight of developments in these areas.

3.	COMPOSITION AND OPERATIONS

3.1         Each member of the Audit Committee must be an independent director of the Company as defined in sections 1.4 and 1.5 of National Instrument 52-110 – Audit Committees (“NI 52-110”) and must also satisfy the independence requirements of each exchange on which the Company’s shares are listed. In addition, if the Company is listed on a “national securities exchange” in the United States, including the NASDAQ stock exchange and its successors (a “U.S. Exchange”), each member of Audit Committee will be independent in accordance with each of (i) Section 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) the independence requirements of the U.S. Exchange listing rules.

3.2         The Audit Committee will consist of at least three members, all of whom shall be financially literate, provided that an Audit Committee member who is not financially literate may be appointed to the Audit

Committee if such member becomes financially literate within a reasonable period of time following his or her appointment. Upon graduating to a more senior stock exchange, if required under the rules or policies of such exchange, the Audit Committee will consist of at least three members, all of whom shall meet the experience and financial literacy requirements of such U.S. Exchange and of NI 52-110. If the Company becomes listed on a U.S. Exchange, at least one member of the Audit Committee will qualify as an “audit committee financial expert”, as defined under the Exchange Act (unless the Board has determined to rely on an exemption from compliance available to foreign issuers).

3.3         The Committee shall operate under the guidelines applicable to all Board committees.

3.4         The members of the Audit Committee will be appointed annually (and from time to time thereafter to fill vacancies on the Audit Committee) by the Board. An Audit Committee member may be removed or replaced at any time at the discretion of the Board and will cease to be a member of the Audit Committee on ceasing to be an independent director.

3.5         The Chair of the Audit Committee will be appointed by the Board.

4.	DUTIES AND RESPONSIBILITIES

4.1         The duties and responsibilities of the Audit Committee include:

4.2         recommending to the Board the external auditor to be nominated by the Board;

4.3         recommending to the Board the compensation of the external auditor to be paid by the Company in connection with (i) preparing and issuing the audit report on the Company’s financial statements, and (ii) performing other audit, review or attestation services;

4.4         reviewing the external auditor’s annual audit plan, fee schedule and any related services proposals (including meeting with the external auditor to discuss any deviations from or changes to the original audit plan, as well as to ensure that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditor or the reporting of their findings to the Audit Committee);

4.5         overseeing the work of the external auditor;

4.6         ensuring that the external auditor is independent by:

(i)    receiving a report annually from the external auditors with respect to their independence, such report to include disclosure of all engagements (and fees related thereto) for non-audit services provided to Company; and

(ii)    requiring the independent auditor to provide to the Company annually formal written statements delineating all relationships between the auditor and the Company, consistent with applicable CPAB and PCAOB requirements, and actively engage with the independent auditor regarding ensuring independence of auditor

4.7         ensuring that the external auditor is in good standing with the Canadian Public Accountability Board and, if the Company is listed on a U.S. Exchange or is otherwise subject to the reporting requirements of the Exchange Act, the U.S. Public Company Accounting Oversignt Board, by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures, such report to include any material issues raised by the most recent internal quality control review, or peer review, of the firm, or any governmental or professional authorities of the firm within the preceding five years, and any steps taken to deal with such issues;

4.8         ensuring that the external auditor meets the rotation requirements for partners and staff assigned to the Company’s annual audit by receiving a report annually from the external auditors setting out the status of each professional with respect to the appropriate regulatory rotation requirements and plans to transition new partners and staff onto the audit engagement as various audit team members’ rotation periods expire;

4.9         reviewing and discussing with management and the external auditor the annual audited and quarterly unaudited financial statements and related Management Discussion and Analysis (“MD&A”), including the appropriateness of the Company’s accounting policies, disclosures (including material transactions with related parties), reserves, key estimates and judgements (including changes or variations thereto) and obtaining reasonable assurance that the financial statements are presented fairly in accordance with IFRS and the MD&A is in compliance with appropriate regulatory requirements;

4.10         reviewing and discussing with management and the external auditor major issues regarding accounting principles and financial statement presentation including any significant changes in the selection or application of accounting principles to be observed in the preparation of the financial statements of the Company and its subsidiaries;

4.11         reviewing and discussing with management and the external auditor the external auditor’s written communications to the Audit Committee in accordance with generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements;

4.12         reviewing and discussing with management and the external auditor all earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies prior to such information being disclosed;

4.13         reviewing the external auditor’s report to the shareholders on the Company’s annual financial statements;

4.14         reporting on and recommending to the Board the approval of the annual financial statements and the external auditor’s report on those financial statements, the quarterly unaudited financial statements, and the related MD&A and press releases for such financial statements, prior to the dissemination of these documents to shareholders, regulators, analysts and the public;

4.15         satisfying itself on a regular basis through reports from management and related reports, if any, from the external auditors, that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements that such information is fairly presented;

4.16         overseeing the adequacy of the Company’s system of internal accounting controls and obtaining from management and the external auditor summaries and recommendations for improvement of such internal controls and processes, together with reviewing management’s remediation of identified weaknesses;

4.17         reviewing with management and the external auditors the integrity of disclosure controls and internal controls over financial reporting;

4.18         reviewing and monitoring the processes in place to identify and manage the principal risks that could impact the financial reporting of the Company and assessing, as part of its internal controls responsibility, the effectiveness of the over-all process for identifying principal business risks and report thereon to the Board;

4.19         satisfying itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations through the receipt of regular reports from management and the Company’s legal advisors on the functioning of the disclosure compliance system, (including any significant instances of non-compliance with such system) in order to satisfy itself that such system may be reasonably relied upon;

4.20         resolving disputes between management and the external auditor regarding financial reporting;

4.21         establishing procedures for:

(i)        the receipt, retention and treatment of complaints received by the Company from employees and others regarding accounting, internal accounting controls or auditing matters and questionable practises relating thereto; and

(ii)        the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

4.23         reviewing and approving the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either a former or the present external auditor;

4.24         pre-approving all non-audit services to be provided to the Company or any subsidiaries by the Company’s external auditor (the Chair of the Audit Committee has the authority to pre-approve in between regularly scheduled Audit Committee meetings any non-audit service of less than $50,000, however such approval will be presented to the Audit Committee at the next scheduled meeting for formal approval);

4.25         overseeing compliance with regulatory authority requirements for disclosure of external auditor services and Audit Committee activities;

4.26         establishing procedures for:

(i)        reviewing the adequacy of the Company’s insurance coverage, including the Directors’ and Officers’ insurance coverage;

(ii)        reviewing activities, organizational structure, and qualifications of the Chief Financial Officer (“CFO”) and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board;

(iii)        obtaining reasonable assurance as to the integrity of the Chief Executive Officer (“CEO”) and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;

(iv)        reviewing fraud prevention policies and programs, and monitoring their implementation;

(v)        reviewing regular reports from management and others (e.g., external auditors, legal counsel) with respect to the Company’s compliance with laws /regulations and treaty or contractual obligations having a material impact on the financial statements including, without limiting the foregoing:

(A)        Tax and financial reporting laws and regulations;

(B)        Legal withholding and reporting requirements;

(C)        Environmental protection laws and regulations;

(D)        Treaty, contractual or consultation obligations with First Nation, Inuit or Metis communities

(E)        Other laws and regulations, both domestic and foreign where applicable, which may expose directors to liability; and

4.27         A regular part of Audit Committee meetings involves the appropriate orientation of new members as well as the continuous education of all members. Items to be discussed include specific business issues as well as new accounting and securities legislation that may impact the organization. The Chair of the Audit Committee will regularly canvass the Audit Committee members for continuous education needs and in conjunction with the Board education program, arrange for such education to be provided to the Audit Committee on a timely basis.

4.28         On an annual basis the Audit Committee shall review and assess the adequacy of this charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Company has a reporting relationship and, if appropriate, recommend changes to the Audit Committee charter to the Board for its approval.

5.	AUTHORITY AND RESOURCES

5.1        The Audit Committee has the authority, without further approval of the Board of Directors to:

(a)      engage independent legal counsel, consultants and other advisors (each, an “Independent Advisor”) as it determines necessary to carry out its duties;

(b)      set and pay the compensation for any such advisors employed by the Committee, funded by the Company;

(c)      communicate directly with external advisors and any other personnel of the Company; and

(d)      have unrestricted access to any personnel and documents of the Company relevant to performance of the Committee’s duties.

5.2         The Committee shall be directly responsible for the appointment, compensation and oversight of the work of any Independent Advisor retained by the Committee. The Company must provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation to any Independent Advisor retained by the Committee.

5.3         Notwithstanding its authority to engage Independent Advisors, the Committee may select an Independent Advisor to the Committee only after taking into consideration, all factors relevant to that person’s independence from management, including the following:

(a)    the provision of other services to the Company by the person that employs the Independent Advisor;

(b)    the amount of fees received from the Company by the person that employs the Independent Advisor, as a percentage of the total revenue of the person that employs the Independent Advisor;

(c)    the policies and procedures of the person that employs the Independent Advisor that are designed to prevent conflicts of interest;

(d)    any business or personal relationship of the Independent Advisor with a member of the Committee;

(e)    any stock of the Company owned by the Independent Advisor; and

(f)    any business or personal relationship of the Independent Advisor or the person employing the Independent Advisor with an executive officer of the Company.

5.4         Notwithstanding the engagement of an Independent Advisor or the receipt of advice or recommendations from such an Independent Advisor, the Committee:

(a)    will in no way be obligated to implement or act consistently with the advice or recommendations of the Independent Advisor; and

(b)    will at all times exercise its own judgment in the fulfillment of the duties of the Committee.

6.	MEETINGS

6.1                         The quorum for a meeting of the Audit Committee is a majority of the members of the Audit Committee.

6.2                         The Chair of the Audit Committee shall be responsible for leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas, overseeing the preparation of briefing documents to circulate during the meetings as well as pre-meeting materials, and making regular reports to the Board. The Chair of the Audit Committee will also maintain regular liaison with the CEO, CFO, and the lead external audit partner.

6.3                         The Audit Committee will meet as often as required to discharge its duties and responsibilities under this Charter, which meetings will be held at least quarterly.

6.4                         The Audit Committee will meet in camera separately with each of the CEO and the CFO of the Company at least annually to review the financial affairs of the Company.

6.5                         The Audit Committee will meet with the external auditor of the Company in camera at least twice each year, at such time(s) as it deems appropriate, to review the external auditor’s examination and report.

6.6                         The external auditor must be given reasonable notice of and has the right to appear before and to be heard at, each meeting of the Audit Committee.

6.7                         Each of the Chair of the Audit Committee, members of the Audit Committee, Chair of the Board, external auditor, CEO, CFO or secretary shall be entitled to request that the Chair of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request to consider any matter that such individual believes should be brought to the attention of the Board or the shareholders.

7.	ACCOUNTABILITY

7.1                         The Audit Committee will report, at least annually, to the Board regarding the Audit Committee’s examinations and recommendations.

7.2                         The Audit Committee will report its activities to the Board to be incorporated as a part of the minutes of the Board meeting at which those activities are reported.

8.	MINUTES

8.1                         The Audit Committee will maintain written minutes of its meetings.

SCHEDULE “B”

2021 OMNIBUS EQUITY INCENTIVE PLAN

1.	Purpose

The purpose of the Plan (as defined below) is to: (i) develop the interest of Service Providers (as defined below) in the growth and development of the Corporation (as defined below) by providing such persons with the opportunity to acquire a proprietary interest in the Corporation; (ii) attract and retain valuable Service Providers to the Corporation with a competitive compensation mechanism; and (iii) align the interests of the Service Providers with those of Shareholders (as defined below) by devising a compensation mechanism which encourages the prudent maximization of distributions to Shareholders and long-term growth. The Plan seeks to achieve these purposes by providing for awards in the form of Options, Restricted Share Units, Performance Share Units, Deferred Share Units and Dividend-Equivalent Rights (each as defined below).

2.	Definitions

As used in the Plan, the following terms, when capitalized, will have the meanings set out below:

“Account” means a Deferred Share Unit Account, Restricted Share Unit Account or Performance Share Unit Account, as applicable.

“Affiliate” means any corporation that, directly or through one or more intermediaries, is controlled by the Corporation, including any corporation in which the Corporation owns a significant equity interest, as determined by the Board, provided that an “Affiliate” shall include only those corporations which are “related” to the Corporation, within the meaning of the Tax Act.

“Applicable Withholding Taxes” has the meaning ascribed thereto in Section 9(l)(ii) of the Plan.

“Award” means any Option, Restricted Share Unit, Performance Share Unit, Deferred Share Unit or Dividend- Equivalent Right granted under or pursuant to the Plan.

“Award Agreement” means any written agreement, contract or other instrument or document evidencing any Award granted under the Plan.

“Beneficiary” means any person designated by a Participant by written instrument filed with the Corporation to receive any amount, securities or property payable under the Plan in the event of a Participant’s death or, failing any such effective designation, the Participant’s estate, provided that a “Beneficiary” in respect of Deferred Share Units granted to a Participant under the Plan shall be limited to an individual who is a dependent or relation of the Participant or the legal representative of the Participant.

“Blackout Expiry Date” has the meaning ascribed thereto in Section 6(a)(iv) of the Plan.

“Blackout Restriction Period” means the period during which no Options are permitted to be exercised and no Restricted Share Units, Performance Share Units and a Deferred Share Units are permitted to be redeemed due to trading restrictions imposed by the Corporation in accordance with its trading policies affecting trades by Service Providers in the Corporation’s securities.

“Board” means the board of directors of the Corporation and, for the purposes of matters relating to the administration of the Plan, shall be deemed to include any committee of the Board to which such administration has been delegated by the Board.

“Change of Control” means:

(a)

the acceptance by the Shareholders, representing in the aggregate more than fifty percent (50%) of all issued and outstanding Shares, of any offer, whether by way of a takeover bid or otherwise, for any or all of the Shares;

(b)

the acquisition hereafter, by whatever means (including, without limitation, by way of an arrangement, merger or amalgamation), by a Person (or two or more acting jointly or in concert), directly or indirectly, of the beneficial ownership of Shares or rights to acquire Shares, together with such Person’s then owned Shares and rights to acquire Shares, if any, representing more than fifty percent (50%) in aggregate of all issued and outstanding Shares (except where such acquisition is part of a bona fide reorganization of the Corporation in circumstances where the affairs of the Corporation are continued, directly or indirectly, and where the shareholdings remain substantially the same following the reorganization as existed prior to the reorganization);

(c)

the passing of a resolution by the Corporation or the Shareholders to substantially liquidate the assets or wind-up or significantly rearrange the affairs of the Corporation in one or more transactions or series of transactions (including by way of an arrangement, merger or amalgamation) or the commencement of proceedings for such a liquidation, winding-up or re- arrangement (except where such resolution relates to a liquidation, winding-up or re-arrangement as part of a bona fide reorganization of the Corporation in circumstances where the affairs of the Corporation are continued, directly or indirectly, and where the shareholdings remain substantially the same following the reorganization as existed prior to the reorganization);

(d)

the sale by the Corporation of all or substantially all of its assets (other than to an affiliate of the Corporation in circumstances where the affairs of the Corporation is continued, directly or indirectly, and where the shareholdings of the Corporation remain substantially the same following the sale as existed prior to the sale);

(e)

Persons who were proposed as nominees (but not including nominees under a shareholder proposal) to become directors of the Corporation immediately prior to a meeting of the Shareholders involving a contest for, or an item of business relating to, the election of directors of the Corporation, do not constitute a majority of the directors of the Corporation following such election; or

(f)	any other event which in the opinion of the Board reasonably constitutes a change of control of the Corporation.

“Corporation” means Skylight Health Group Inc., and includes any corporate successor thereto.

“Deferred Share Unit” means a unit credited by means of a bookkeeping entry on the books of the Corporation to a Participant’s Deferred Share Unit Account pursuant to Section 6(d) of the Plan or as a Dividend-Equivalent Right pursuant to Section 6(e) of the Plan, representing the right to receive one fully paid Share on the date of redemption, in the manner, and subject to the terms contained herein.

“Deferred Share Unit Account” has the meaning set out in Section 6(d)(ii) of the Plan. “Deferred Share Unit Redemption Date” has the meaning set out in Section 6(d)(iv) of the Plan.

“Dividend-Equivalent Right” means a dividend-equivalent right granted pursuant to Section 6(e) of the Plan. “Dividend Payment Date” has the meaning set out in Section 6(e)(i) of the Plan.

“Dividend Record Date” has the meaning set out in Section 6(e)(i) of the Plan.

“Employee” means an employee, within the meaning of the Tax Act, of the Corporation or an Affiliate.

“Employer” means: (1) with respect to a Participant that is an employee or officer, the entity that employs the Participant or that employed the Participant immediately prior to the termination of his employment; (2) with respect to a Participant who is a director, the entity on whose board the Participant serves or served at the time an Award was granted to the Participant; and (3) with respect to a Participant who is not an Employee, the entity to whom the Participant provides or provided services as an independent contractor; which entity may be in any case, the Corporation or any of its Affiliates.

“Exercise Period” has the meaning set out in Section 6(a)(iii) of the Plan.

“Exercise Price” has the meaning set out in Section 6(a)(ii) of the Plan. “Expiry Date” has the meaning set out in Section 6(a)(iii) of the Plan.

“Fair Market Value” means: (1) with respect to any property other than the Shares, Restricted Share Units, Performance Share Units or Deferred Share Units, the fair market value of that property determined by those methods or procedures as may be established from time to time by the Corporation, acting reasonably; and (2) with respect to any Shares, Restricted Share Units, Performance Share Units or Deferred Share Units, the volume weighted average trading price for such Shares or the number of Shares underlying such Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, on the Principal Market for the five days preceding the date of reference on which the Shares traded, provided that while the Corporation is listed on the Exchange, the Fair Market Value shall not be less than provided in Policy 4.4 of the Exchange. If the Shares did not trade, then the Fair Market Value with respect to the Shares, Restricted Share Units, Performance Share Units or Deferred Share Units will be determined by the Board, acting reasonably, using any other appropriate method selected by the Board.

“Insider” has the same meaning as found in the Securities Act (Alberta), as amended, and also includes associates and affiliates of the insider; and “issuances to insiders” includes direct and indirect issuances to insiders.

“IR Activities” has the same meaning as “Investor Relations Activities” as set forth in Exchange Policy;

“Option” means an option to acquire a Share granted pursuant to Section 6(a) of the Plan.

“Participant” means any individual Service Provider granted an Award under the Plan or whose Award is stated to be governed by the Plan.

“Participant Compensation” has the meaning set out in Section 6(d)(vi) of the Plan.

“Performance Criteria” means, in respect of a Performance Option or Performance Share Unit, as applicable, that performance criteria determined by the Board as set forth in an Award Agreement provided that such performance criteria shall relate to the performance of the Corporation and/or any of its Affiliates.

“Performance Option” means any Option that is granted to a Participant and is designated as a Performance Option pursuant to Section 6(a)(v);

“Performance Share Unit” means a unit credited by means of a bookkeeping entry on the books of the Corporation to a Participant pursuant to Section 6(c) of the Plan or as a Dividend-Equivalent Right pursuant to Section 6(e) of the Plan, representing the right to receive one fully paid Share on the date of redemption, in the manner and subject to the terms contained herein.

“Performance Share Unit Account” has the meaning set out in Section 6(c)(ii) of the Plan.

“Performance Share Unit Redemption Date” has the meaning set out in Section 6(c)(iv) of the Plan.

“PSU Service Year” has the meaning set out in Section 6(c)(iii) of the Plan.

“Person” means any individual or entity, including a corporation, partnership, association, joint-share corporation, trust, unincorporated organization, or government or political subdivision of a government.

“Plan” means this 2021 Omnibus Equity Incentive Plan, as may be amended from time to time.

“Principal Market” means the principal stock exchange, quotation system or other market on which the Shares are listed upon which has occurred the greatest trading volume of the Shares for the six months (or, to the extent the Shares have not been listed for at least six months, the next longest period since the Shares were initially listed) prior to the date of reference provided, however, that to the extent deemed necessary or appropriate, the Principal Market shall be as determined by the Board in accordance with applicable law, rules and regulations.

“Redemption Date” means, in respect of a Deferred Share Unit, the Deferred Share Unit Redemption Date, in respect of a Performance Share Unit, the Performance Share Unit Redemption Date and in respect of a Restricted Share Unit, the Restricted Share Unit Redemption Date.

“Restricted Share Unit” means a unit credited by means of a bookkeeping entry on the books of the Corporation to a Participant pursuant to Section 6(b) of the Plan or as a Dividend-Equivalent Right pursuant to Section 6(e) of the Plan, representing the right to receive one fully paid Share on the date of redemption, in the manner and subject to the terms contained herein.

“Restricted Share Unit Account” has the meaning set out in Section 6(b)(ii) of the Plan.

“Restricted Share Unit Redemption Date” has the meaning set out in Section 6(b)(iv) of the Plan.

“RSU Service Year” has the meaning set out in Section 6(b)(iii) of the Plan.

“Service Providers” means the directors, officers, bona fide employees and bona fide independent contractors (directly or indirectly through a corporation) of the Corporation and/or any Affiliate.

“Shareholders” means the holders of the Shares from time to time.

“Shares” means any or all, as applicable, of the common shares in the capital of the Corporation and any other shares of the Corporation as may become the subject of Awards, or become subject to Awards, pursuant to an adjustment made pursuant to Section 4(c) of the Plan, and any other shares of the Corporation or any Affiliate or any successor that may be so designated by the Board.

“Share Units” means Deferred Share Units, Performance Share Units and Restricted Share Units, including any Dividend-Equivalent Rights granted with respect to a Deferred Share Unit, Performance Share Unit and/or Restricted Share Unit.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereto, as amended from time to time.

“Termination Date” means, in respect of a Participant, the date that the Participant ceases to be actively employed by, or ceases to provide services as an independent contractor to, the Corporation or any Affiliate for any reason, without regard to any statutory, contractual or common law notice period that may be required by law following the termination of the Participant’s employment or independent contractor relationship with the Corporation or any Affiliate, and regardless of whether termination of the employment or independent contractor relationship is with or without cause or the provision of any notice, pay in lieu of notice, severance or termination pay that may be required by applicable law. The Board will have sole discretion to determine whether a Participant has ceased active employment or ceased status as an independent contractor and the effective date on which the Participant ceased active employment or status of an independent contractor. A Participant will be deemed not to have ceased to be an employee of the Corporation or any of its Affiliate in the case of a transfer of his employment or independent contractor relationship between the Corporation and any Affiliate or a transfer of employment or independent contractor relationship between Affiliates.

“Triggering Event” has the meaning set out in Section 6(d)(iii) of the Plan.

“TSX-V” means the TSX Venture Exchange

“Vested Award” means an Award which has become vested in accordance with the provisions of the Plan and applicable Award Agreement or in respect of which the vesting date has been accelerated pursuant to Sections 4(d), 7, or 9(a) of the Plan.

“Vested Deferred Share Unit” means a Deferred Share Unit which has vested.

“Vested Option” means an Option which has vested.

“Vested Performance Share Unit” means a Performance Share Unit which has vested.

“Vested Restricted Share Unit” means a Restricted Share Unit which has vested.

3.	Administration

(a)

The Plan will be administered by the Board, or a committee of the Board which shall, from time to time, at its sole and absolute discretion: (i) interpret and administer the Plan and Award Agreements; (ii) establish, amend and rescind any rules and regulations relating to the Plan and Award Agreements; and (iii) make any other determinations that the Board deems necessary or desirable for the administration of the Plan and Award Agreements. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan and any Award Agreement in the manner and to the extent the Board deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Board with respect to the administration and interpretation of the Plan and any Award Agreement shall be final, conclusive and binding on all parties concerned.

(b)

Notwithstanding any other provision of the Plan, Awards granted to Participants resident for tax purposes in the United States will also be governed by the terms and conditions set forth in Schedule “A” hereto.

(c)	Subject to the terms of the Plan and applicable law, the Board may delegate to one or more officers or managers of the Corporation or any Affiliate, or to a committee of such officers or managers, the authority, subject to such terms and limitations as the Board will determine to grant, cancel, modify, waive rights with respect to, alter, discontinue, suspend, or terminate Awards.

4.	Shares Available for Awards

(a)	Shares Available.

(i)

Maximum Number of Shares Available. The maximum number of Shares available for issuance pursuant to the exercise or redemption, as applicable, of Awards granted under the Plan will be 10% of the total outstanding Shares from time to time plus the maximum number of Shares available for Share Units set out in section 4(a)(ii) less the number of Shares issuable pursuant to all other security-based compensation arrangements of the Corporation (the “Reserve”). For greater certainty, the Plan is considered an “evergreen plan” and as a result any and all increases in the number of issued and outstanding Shares shall result in an increase to the Reserve.

(ii)

Maximum Number of Shares Available for the Settlement of Share Units. For so long as the Corporation is listed on the Exchange or on another exchange that requires the Corporation to fix the number of Shares to be issued in settlement of Share Units, the maximum number of Shares available for issuance pursuant to the settlement of Share Units shall be 18,000,000 Shares. For greater certainty, at any time the total number of Awards outstanding under the Plan shall not exceed 10% of the Corporation’s outstanding capital plus 18,000,000 and the maximum number of Share Unit Awards outstanding at any time shall not exceed 18,000,000 less the number of Share Unit Awards redeemed for Shares.

(iii)

Calculating the Number of Shares in the Reserve. Subject to the maximum number of Shares in the Reserve described in Section 4(a)(i) and Section 4(a)(ii), the number of Shares in the Reserve will be calculated as follows:

(A)	each time any Awards are granted, the number of Shares in the Reserve will be reduced by the number of Awards so granted on the date of the grant;

(B)

for so long as Section 4(a)(ii) is applicable, each time a Share Unit Award is redeemed for Shares, the number of Shares in Reserve available for the grant of Options only will be increased by the number of Share Unit Awards so redeemed;

(C)

where Section 4(a)(ii) is not applicable each time any Awards are exercised or redeemed the number of Shares in the Reserve will be increased by the number of Awards so exercised or redeemed on the date of such exercise or redemption;

(D)

each time any Awards expire or are cancelled, terminated, surrendered or forfeited for any reason, the number of Shares in the Reserve will be increased by the number of Awards so expired, cancelled, terminated, surrendered or forfeited on the date thereof; and

(E)

each time any outstanding awards previously granted by an acquired corporation are assumed by the Corporation under the Plan, the number of Shares in the Reserve will be reduced by the number of awards so assumed;

provided, however, that Awards that operate in tandem with (whether granted simultaneously with or at a different time from), or that are substituted for, other Awards may be counted or not counted under procedures adopted by the Board in order to avoid double counting.

Maximum Shares Available for Specific Individuals and Groups.

(iv)

The maximum number of Shares available for issuance pursuant to the exercise or redemption, as applicable, of Awards granted under the Plan and awards granted under all of the Corporation’s other security based compensation arrangements in any calendar year to any one Participant shall not exceed, in aggregate, 5% of the total issued and outstanding Shares, subject to Section 4(a)(iii) and the adjustments provided in Section 4(c).

(v)

The maximum number of securities of the Corporation issuable to insiders at any time under the Plan and under all of the Corporation’s other security based compensation arrangements, shall not exceed 10% of the Corporation’s total issued and outstanding securities, subject to Section 4(a)(iii) and the adjustments provided in Section 4(c).

(vi)

The maximum number of securities of the Corporation issued to insiders within any one year period under the Plan and all of the Corporation’s other security based compensation arrangements, shall not exceed 10% of the Corporation’s total issued and outstanding securities, subject to Section 4(a)(iii) and the adjustments provided in Section 4(c).

(vii)

The aggregate number of Shares issuable to directors of the Corporation who are not officers or employees of the Corporation under the Plan and all of the Corporation’s other security based compensation arrangements shall be limited to 1% of the issued and outstanding Shares provided that the value of all Awards and all other security based compensation arrangements of the Corporation issuable to any one director who is not an officer or employee of the Corporation within any one year period shall not exceed $150,000 in Award value, of which no more than $100,000 may comprise of Options. Directors of the Corporation who are not officers or employees of the Corporation shall not be eligible to be granted Restricted Share Units or Performance Share Units pursuant to the Plan.

(viii)

Notwithstanding any other provisions of the Plan, but subject to the limit set forth in Subsection 4(b)(vi), the aggregate number of Shares reserved for Awards granted to any one Consultant as such term is defined in Policy 4.4 – Incentive Stock Options of the Exchange (the “Exchange Policy”) within a twelve (12) month period shall not exceed 2% of the issued and outstanding Shares at the time of the grant of Award.

(ix)

Notwithstanding any other provisions of the Plan, the aggregate number of Shares reserved for issuance pursuant to Awards granted within any twelve (12) month period to persons retained to provide IR Activities (as such term is defined in the

Exchange Policy) shall not exceed 2% of the issued and outstanding Shares at the time of the grant of the Award.

(b)

Adjustments. In the event that the Board determines that any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, share split, share dividend, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Corporation, issuance of warrants or other rights to purchase Shares or other securities of the Corporation, or other similar corporate transactions or events affect the Shares (which affect is not adequately dealt with under Section 6(e)) such that an adjustment is determined by the Board to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan and any Awards granted under the Plan, then the Board will, in any manner as it may deem equitable, subject to, if applicable, approval of the Principal Market, adjust any or all of: (1) the number and kind of Shares or other securities which thereafter may be made the subject of Awards; (2) the number and kind of Shares or other securities subject to outstanding Awards; and (3) the Fair Market Value or the grant or exercise price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; provided, however, that the number of Shares subject to any Award denominated in Shares will always be a whole number. Notwithstanding the foregoing, any adjustments made pursuant to this Section 4(c) shall be such that the “in-the-money” value of any Option granted hereunder shall not be increased and that all Options, Deferred Share Units, Restricted Share Units and Performance Share Units are continuously governed by section 7 of the Tax Act.

Change of Control. If a Change of Control occurs, and unless otherwise provided in an Award Agreement or a written employment contract between the Corporation and a Participant and except as otherwise set out in this Section 4(d), the Board, in its sole discretion, may provide that: (1) the successor corporation will assume each Award or replace it with a substitute Award on terms substantially similar to the existing Award; (2) the Awards will be surrendered for a cash payment equal to the Fair Market Value thereof; or (3) any combination of the foregoing will occur, provided that the replacement of any Option with a substitute Option shall, at all times, comply with the provisions of subsection 7(1.4) of the Tax Act, and the replacement of any Award with a substitute Option, substitute Deferred Share Unit, substitute Restricted Share Unit or substitute Performance Share Unit shall be such that the substitute Award shall continuously be governed by Section 7 of the Tax Act.

5.	Eligibility

Any Service Provider shall be eligible to be designated a Participant, provided that only an Employee shall be eligible to be granted Deferred Share Units and further provided that Service Provides providing IR Activities are only entitled to receive Option Awards.

6.	Awards

(a)

Options. The Board may grant to a Participant an option to purchase a Share (each, an “Option”) which will contain the following terms and conditions and any additional terms and conditions, not inconsistent with the provisions of the Plan, as the Board determines at the time of the grant:

(i)

Award Agreement. Each Option shall be evidenced by an Award Agreement containing the applicable terms and conditions required in the Plan and such other terms and conditions not inconsistent with the Plan as the Corporation, in its sole discretion, may deem appropriate.

(ii)

Exercise Price. The purchase price per Share purchasable under an Option (the “Exercise Price”) will be determined by the Board and set out in the Award Agreement; provided, that the Exercise Price shall not be less than the Fair Market Value of a Share on the date of grant of that Option.

(iii)

Time and Method of Exercise. Subject to the terms of Section 7 of the Plan, the Board will determine the vesting conditions, the time or times at which an Option may be exercised (the “Exercise Period”) in whole or in part, the date of expiry of the Exercise Period (the “Expiry Date”) and the method or methods by which, and the form or forms in which payment of the Exercise Price with respect thereto may be made. While the Corporation is listed on the Exchange, the Exercise price can only be paid in cash, certified cheque or bank draft.

(iv)

Blackout Restriction Periods. If the Expiry Date for an Option occurs during a Blackout Restriction Period applicable to the relevant Participant, then the Expiry Date for that Option shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period (the “Blackout Expiry Date”). This Section 6(a)(iv) applies to all Options outstanding under the Plan.

(v)

Performance Options. The Board may, at the time an Option is granted to a Participant under the Plan, designate such Option as a Performance Option and in the event that Options are designated as Performance Options, such Performance Options shall vest based in whole or in part on the Performance Criteria set forth in the applicable Award Agreement.

(vi)	Vesting of Options. No Option may be exercised by a Participant unless it is fully vested. Subject to the provisions of this Plan, Options shall vest, and thereafter be exercisable:

(A)	over a period of eighteen (18) months from the date on which the Award is made, with no more than one third (1/3) of such Options vesting in any six (6) month period therein; or

(B)	as otherwise determined by the Board in its discretion.

(b)

Restricted Share Units. The Board may grant to a Participant Restricted Share Units each of which will consist of the right to receive one Share as at the date of redemption, subject to the terms of any applicable Award Agreement, and which are subject to such restrictions as the Board may impose, which restrictions may lapse separately or in combination at any time or times, in such installments or otherwise, as the Board may deem appropriate. The Board may impose any conditions or restrictions on the vesting or redemption of Restricted Share Units as it may deem appropriate.

(i)	Award Agreement. Each Restricted Share Unit shall be evidenced by an Award Agreement containing the applicable terms and conditions required in the Plan and such other terms and conditions not inconsistent with the Plan as the Corporation, in its sole discretion, may deem appropriate.

(ii)

Restricted Share Unit Account. An Account, to be known as a “Restricted Share Unit Account”, shall be maintained by the Corporation for each Participant. On the date of grant, the Account will be credited with the Restricted Share Units granted to a Participant on that date.

(iii)

RSU Service Year. At the time of grant of a Restricted Share Unit, the Board shall specify the year of service of the Participant in respect of which the Restricted Share Unit is granted (the “RSU Service Year”).

(iv)

Redemption of Restricted Share Units. Subject to the terms of Section 7 of the Plan, after any Restricted Share Units become Vested Restricted Share Units, on the date that is three years following the end of the relevant RSU Service Year, or such other date determined by the Board, in its sole discretion (the “Restricted Share Unit Redemption Date”), such Vested Restricted Share Units shall be redeemed and, subject to Section 9(l), one Share shall be issued from the treasury of the Corporation to the Participant or the Participant’s Beneficiary, as applicable, for each of such Vested Restricted Share Units.

(v)

Blackout Restriction Periods. If the Restricted Share Unit Redemption Date for a Restricted Share Unit occurs during a Blackout Restriction Period applicable to the relevant Participant then the Restricted Share Unit Redemption Date for that Restricted Share Unit shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period. This Section 6(b)(v) applies to all Restricted Share Units outstanding under the Plan.

(c)

Performance Share Units. The Board may grant to a Participant Performance Share Units each of which will consist of the right to receive one Share as at the date of redemption, subject to the terms of any applicable Award Agreement, and which are subject to such restrictions as the Board may impose, which restrictions may lapse separately or in combination at any time or times, in such installments or otherwise, as the Board may deem appropriate. The Board may impose any conditions or restrictions on the vesting or redemption of Performance Share Units as it may deem appropriate.

(i)

Award Agreement. Each Performance Share Unit shall be evidenced by an Award Agreement containing the applicable terms and conditions required in the Plan and such other terms and conditions not inconsistent with the Plan as the Corporation, in its sole discretion, may deem appropriate.

(ii)

Performance Share Unit Account. An Account, to be known as a “Performance Share Unit Account”, shall be maintained by the Corporation for each Participant. On the date of grant, the Account will be credited with the Performance Share Units granted to a Participant on that date.

(iii)

PSU Service Year. At the time of grant of a Performance Share Unit, the Board shall specify the year of service of the Participant in respect of which the Performance Share Unit is granted (the “PSU Service Year”).

(iv)

Redemption of Performance Share Units. Subject to the terms of Section 7 of the Plan, after any Performance Share Units become Vested Performance Share Units, on the date which is three years following the end of the relevant PSU Service Year, or such other date determined by the Board, in its sole discretion (the “Performance Share Unit Redemption Date”), such Vested Performance Share Units shall be redeemed and, subject to Section 9(l), one Share shall be issued from the treasury of the Corporation to the Participant or the Participant’s Beneficiary, as applicable, for each such Vested Performance Share Units.

(v)

Blackout Restriction Periods. If the Performance Share Unit Redemption Date for a Performance Share Unit occurs during a Blackout Restriction Period applicable to the relevant Participant then the Performance Share Unit Redemption Date for that Performance Share Unit shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period. This Section 6(c)(v) applies to all Performance Share Units outstanding under the Plan.

(vi)

Performance Criteria. The Performance Share Units shall vest based in whole or in part on the Performance Criteria set forth in the applicable Award Agreement. Notwithstanding any other provision of the Plan, but subject to the limits described in Section 3 and 4 hereof and any other applicable requirements of the Principal Market or other regulatory authority, the Board reserves the right to make, in the applicable Award Agreement or otherwise, any additional adjustments to the number of Shares to be issued pursuant to any Performance Share Units if, in the sole discretion of the Board, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Plan.

(d)

Deferred Share Units. The Board may grant to eligible Participants Deferred Share Units, which may have all of the rights and restrictions that may be applicable to Restricted Share Units or Performance Share Units, except that the Deferred Share Units may not be redeemed until the Participant has ceased to hold all offices, employment and directorships with the Corporation and all affiliates (within the meaning of that term in para. 8 of Interpretation Bulletin IT-337R4, Retiring Allowances [Consolidated], or any successor publication thereto) of the Corporation.

(i)

Award Agreement. Each Deferred Share Unit shall be evidenced by an Award Agreement containing the applicable terms and conditions required in the Plan and such other terms and conditions not inconsistent with the Plan as the Corporation, in its sole discretion, may deem appropriate.

(ii)

Deferred Share Unit Account. An Account, to be known as a “Deferred Share Unit Account” shall be maintained by the Corporation for each Participant. On the date of grant, the Account will be credited with the Deferred Share Units granted to a Participant on that date and all such Deferred Share Units shall immediately be Vested Deferred Share Units.

(iii)

No Payment until Cessation of Employment. Notwithstanding any other provision of the Plan, no payment shall be made in respect of a Deferred Share Unit until after the earliest time of: (i) the Participant’s death; or (ii) the latest time that the Participant ceases to be an employee, officer or director of the Corporation or any affiliate (within the meaning of that term in para. 8 of Interpretation Bulletin IT-

337R4, Retiring Allowances [Consolidated], or any successor publication thereto) of the Corporation (such time is referred to as the “Triggering Event”).

(iv)

Redemption of Deferred Share Units. After the occurrence of a Triggering Event in respect of a Participant, on December 15 of the calendar year commencing immediately after the date of the Triggering Event, or such other date determined by the Board, in its sole discretion (the “Deferred Share Unit Redemption Date”), the Vested Deferred Share Units credited to the Participant’s Deferred Share Unit Account shall be redeemed and, subject to Section 9(l), one Share shall be issued from treasury of the Corporation to the Participant or the Participant’s Beneficiary, as applicable, for each of such Vested Deferred Share Units. All payments in respect of a Deferred Share Unit shall, subject to Section 6(d)(v), be made no later than December 31st of the year commencing immediately after the occurrence of the Triggering Event.

(v)

Blackout Restriction Periods. If the Deferred Share Unit Redemption Date for a Deferred Share Unit occurs during a Blackout Restriction Period applicable to the relevant Participantthen the Deferred Share Unit Redemption Date for that Deferred Share Unit shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period. This Section 6(d)(v) applies to all Deferred Share Units outstanding under the Plan.

(vi)

Conversion of Compensation into Deferred Share Units. Subject to such rules, regulations and conditions as the Board, in its sole discretion, may impose, a Participant may elect, irrevocably, no later than December 15th of the calendar year preceding the year in which the election is to be effective, to have all or a portion of his ordinary cash compensation (the “Participant Compensation”) to be paid by his Employer to such Participant for services to be performed in the calendar year following the date of the election, satisfied by way of Deferred Share Units credited to his Deferred Share Unit Account (with the remainder to be received in cash), by completing and delivering to the Corporation an initial written election, in such form as may be approved by the Board. Such election shall set out the percentage of such Participant’s compensation that the Participant wishes to be satisfied in the form of Deferred Share Units (with the remaining percentage to be paid in cash), within the limitations of this Section 6(d)(vi), for the calendar year for which the election is made and for subsequent years unless the Participant amends his election pursuant to this Section 6(d)(vi). All Deferred Share Units granted pursuant to an election under this Section 6(d)(vi) shall be immediately Vested Deferred Share Units.

(A)

A Participant may initiate or change the percentage of his Participant Compensation to be satisfied in the form of Deferred Share Units for any subsequent calendar year by completing and delivering to the Corporation a new written election no later than December 15 of the calendar year immediately preceding the calendar year to which the Participant Compensation relates.

(B)

Notwithstanding anything in this Section 6(d)(vi), an election can only be made during the time periods prescribed by the Board or otherwise in accordance with Corporation policy; provided that no election will be permitted to be made or altered after December 31th of the calendar year immediately preceding the year in which the election is to be effective.

(C)

Any election made by a Participant under this Section 6(d)(vi) shall designate the percentage, if any, of the Participant Compensation that is to be satisfied in the form of Deferred Share Units, all such designations to be in increments of five percent (5%).

(D)

A Participant’s election received by the Corporation under this Section 6(d)(vi) shall be irrevocable and shall continue to apply with respect to his Participant Compensation for any subsequent calendar year unless the Participant amends his election under this Section 6(d)(vi).

(E)

Where there is no election that complies with this Section 6(d)(vi) in effect for a Participant for a particular calendar year, such Participant shall be deemed to have elected to receive his Participant Compensation for the applicable calendar year in cash.

(e)	Dividend-Equivalent Rights. The Board may grant to eligible Participants the rights described below as Dividend-Equivalent Rights.

(i)

Unless otherwise determined by the Board in its sole discretion or as may otherwise be set out in the applicable Award Agreement, on the payment date for cash dividends paid on Shares (the “Dividend Payment Date”), each Participant’s Restricted Share Unit Account, Performance Share Unit Account and/or Deferred Share Unit Account, as applicable, shall be credited with additional Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, in respect of Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, credited to and outstanding in the Participant’s Account(s) as of the record date for payment of such dividends (the “Dividend Record Date”). The number of such additional Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, to be credited to the Participant’s Account(s) will be calculated (to two decimal places) by dividing the total amount of the dividends that would have been paid to such Participant if the Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, in the Participant’s Account (including fractions thereof), as of the Dividend Record Date, were Shares, by the Fair Market Value of a Share on the Dividend Payment Date. The terms and conditions of any such additional Restricted Share Units, Performance Share Units or Deferred Share Units shall be identical to the underlying Restricted Share Units, Performance Share Units or Deferred Share Units held by such Participant.

(ii)

Notwithstanding anything else in this Section 6(e), no additional Restricted Share Units, Performance Share Units or Deferred Share Units will be credited or granted pursuant to this Section 6(e) where the Dividend Record Date relating to dividends falls after the Participant ceases to be a Service Provider.

(f)

Vesting. Notwithstanding any other provisions of the Plan Awards granted to persons retained to provide IR Activities shall vest at least over a period of twelve (12) months from the Effective Date, with no more than one quarter (1/4) of such Awards vesting in any three (3)    month period therein. The Board may impose such other restrictions or limitations or requirements upon the exercise of Awards as the Board, in its sole and absolute discretion, may determine on the date of grant.

7.	Cessation of Employment and Forfeitures

Except as otherwise provided in the applicable Award Agreement or a written employment contract between the Corporation and a Participant, and subject to any express resolution passed by the Board or exercise of discretion by the Board, and further subject to the conditions that no Option may be exercised in whole or in part after the expiration of the period specified in the applicable Award Agreement and that no redemption can be made in respect of a Restricted Share Unit, Performance Share Unit or Deferred Share Unit other than during the time periods specified in Sections 6(b), 6(c) and 6(d) of the Plan:

(a)	if, prior to the expiry of any Options, a Participant ceases to be a Service Provider:

(i)	by reason of the death or long term disability (as reasonably determined by the Corporation) of such Participant, then:

(A)

all outstanding unvested Options granted to such Participant shall immediately and automatically terminate other than those Options which would have vested within the one year period following the date of such termination if such termination had not occurred, which Options shall for this purpose be deemed to be vested upon such termination; and

(B)

only such Participant or the person or persons to whom such Participant’s rights under the Options pass by such Participant’s will or applicable law shall have the right to exercise part or all of such Participant’s outstanding and vested Options (including, for greater certainty, any Options which are deemed to vest in accordance with Section 7(a)(i)(A) at any time up to and including (but not after) the earlier of: (i) the date which is up to twelve (12) months following the date of death or long term disability (as reasonably determined by the Corporation) of such Participant; or (ii) the Expiry Date(s) of such Options unless otherwise determined by the Board at its discretion (provided, however, that no options shall remain exercisable for more than twelve (12) months following the Termination Date);

(ii)

by reason of termination for lawful cause or where a consulting arrangement is terminated for breach of the agreement then all options, whether vested or unvested, granted to a Participant shall, unless otherwise provided, immediately and automatically terminated on the Termination Date unless otherwise determined by the Board at its discretion (provided, however, that no options shall remain exercisable for more than twelve (12) months following the Termination Date); or

(iii)	for any reason, other than as provided in Section 7(a)(i) or 7(a)(ii), then:

(A)	all outstanding unvested Options granted to such Participant shall, unless otherwise provided, immediately and automatically terminate; and

(B)

such Participant shall have the right to exercise part or all of his or her outstanding vested Options at any time up to and including (but not after) the earlier of: (i) the date which is ninety (90) days following the date of such termination, resignation or cessation of employment; and (ii) the Expiry Date(s) of the vested Option unless otherwise determined by the Board at its discretion (provided, however, that no options shall remain exercisable for more than twelve (12) months following the Termination Date); and

(b)	if, prior to the Redemption Date of any Performance Share Units or any Restricted Share Units, a Participant ceases to be a Service Provider:

(i)

for any reason whatsoever including, without limitation, termination of his employment by his employer for cause or voluntary resignation, but excluding the circumstances described in Sections 7(b)(ii) and 7(b)(iii), all Performance Share Units and all Restricted Share Units of such Participant shall be immediately forfeited upon such event, all rights of the Participant under the Plan shall terminate and no cash shall be payable at any time in lieu of such forfeited Performance Share Units and Restricted Share Units;

(ii)

by reason of death, long term disability, retirement from active employment (as reasonably determined by the Corporation) or for any other reason as may be specifically approved by the Board, other than for the reasons set forth in Sections 7(b)(i) and 7(b)(iii), the Plan in all respects shall continue with respect to such Participant’s Performance Share Units and Restricted Share Units and the Participant, or the person or persons to whom the Performance Share Units and Restricted Share Units pass by the Participant’s will or applicable law shall be entitled to redeem and receive payment for such Performance Share Units and Restricted Share Units that such Participant is entitled to on each applicable Redemption Date in accordance with the terms of the Plan, limited to 12 months so long as the Corporation is listed on the Exchange; or

(iii)

by reason of termination of his employment without cause then the Participant shall be entitled to redeem and receive payment for each Performance Share Unit and each Restricted Share Unit that such Participant would be entitled to on each applicable Redemption Date in accordance with the terms of the Plan, and limited to 12 months following termination of his employment, provided that:

(A)

in respect of each such Performance Share Unit, the Performance Share Unit Redemption Date falls within the notice period provided to such Participant, as set forth by the Corporation, upon termination of his employment and, if the Performance Share Unit Redemption Date falls after completion of the notice period provided in connection with such termination of employment, then such Performance Share Unit of such Participant shall be immediately forfeited upon such event and all rights of the Participant under the Plan relating thereto shall terminate; and

(B)

in respect of each such Restricted Share Unit, the Restricted Share Unit Redemption Date falls within the notice period provided to such Participant, as set forth by the Corporation, upon termination of his employment and, if the Restricted Share Unit Redemption Date falls after completion of the notice period provided in connection with such termination of employment, then such Restricted Share Unit of such Participant shall be immediately forfeited upon such event and all rights of the Participant under the Plan relating thereto shall terminate;

(c)

subject to the other paragraphs in this Section 7, if the relationship of the Participant is terminated for any reason prior to the expiry of an Option or prior to the Redemption Date of any Performance Share Unit or Restricted Share Unit, whether or not such termination is with or without notice, adequate notice or legal notice or is with or without legal or just cause, the Participant’s rights shall be strictly limited to those provided for in this Section 7, or as otherwise provided in the applicable Award Agreement or written employment contract between the Participant and the Corporation, and, without limiting the generality of the foregoing, in the event that an Option is not vested and exercised prior to the applicable deadline in Section 7(a) or a Performance Share Unit or Restricted Share Unit is not vested and redeemed prior to the applicable deadline in Section 7(b), such Award shall be forfeited and all rights of the Participant under the Plan to such Award shall terminate immediately after the deadline has passed and no cash shall be payable at any time in lieu of such forfeited Award. Unless otherwise specifically provided in writing, the Participant shall have no claim to or in respect of any Award which may have or would have vested had due notice of termination of employment been given nor shall the Participant have any entitlement to damages or other compensation in respect of any Award or loss of profit or opportunity which may have or would have vested or accrued to the Participant if such wrongful termination or dismissal had not occurred or if due notice of termination had been given. This provision shall be without prejudice to the Participant’s rights to seek compensation for lost employment income or lost employment benefits (other than those accruing under or in respect of the Plan) in the event of any alleged wrongful termination or dismissal;

(d)

the transfer of a Service Provider from the Corporation to a subsidiary, from a subsidiary to the Corporation or from one subsidiary to another subsidiary, shall not be considered a cessation of employment or services, nor shall it be considered a cessation of employment if an Employee is placed on such other leave of absence or transition arrangement which is considered by the Corporation as continuing intact the employment relationship for the same period. In the case of a leave of absence or transition arrangement, the employment relationship shall be continued until the date when an Employee’s right to employment with the Corporation or a subsidiary is terminated by operation of law or by contract, except that in the event the Employee chooses not to renew active employment at the end of any leave of absence or transition arrangement, the employment relationship shall be deemed to have ceased at the beginning of the leave of absence or transition arrangement.

8.	Amendments and Adjustments

While the Corporation is listed on the Exchange, the Plan will require annual disinterested shareholder approval.

Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the Plan:

(a)

Amendments to the Plan. Subject to the requirements of applicable law, rules and regulations, the Board may amend, alter, suspend, discontinue, or terminate the Plan without the consent of any Shareholder, Participant, other holder or Beneficiary of an Award, or other Person; provided, however, that, subject to the Corporation’s rights to adjust Awards under Sections 8(c) and (d), any amendment, alteration, suspension, discontinuation, or termination that would impair the rights of any Participant or holder or Beneficiary of any Award previously granted, will not to that extent be effective without the consent of the Participant or holder or Beneficiary of an Award, as the case may be, such consent not to be unreasonably withheld; and provided further, however, that notwithstanding any other provision of the Plan or any Award Agreement, without the approval of the Shareholders, (which while listed on the Exchange shall be disinterested approval) no amendment, alteration, suspension, discontinuation, or termination will be made that would:

(i)	increase the total number of Shares available for Awards under the Plan, except as provided in Section 4;

(ii)	reduce the exercise price of Awards granted to insiders of the Corporation or extend the term of any Award;

(iii)	have the effect of cancelling any Awards and concurrently reissuing such Awards on different terms;

(iv)	remove or exceed the insider participation limits in Sections 4(b)(ii) and 4(b)(iii);

(v)	increase limits imposed on the participation of directors that are not officers or employees of the Corporation;

(vi)	otherwise cause the Plan to cease to comply with any tax or regulatory requirement, including for these purposes any approval or other requirement;

(vii)	have the effect of amending this Section 8(a);

(viii)

modify or amend the provisions of the Plan in any manner which would permit Awards, including those previously granted, to be transferable or assignable in a manner otherwise than as provided for by Section 9(e); or

(ix)	change the eligible Service Providers under the Plan which would have the potential of broadening or increasing insider participation.

Without limitation to the generality of the foregoing, Shareholder approval will not be required for any of the following types of amendments:

(x)	amendments of a “housekeeping” nature; or

(xi)	a change to the termination provisions of Options which does not entail an extension beyond the original Expiry Date.

(b)

Amendments to Awards. The Board may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award previously granted, prospectively or retroactively; provided, however, that, subject to the Corporation’s rights to adjust Awards under Sections 8(c) and (d), any amendment, alteration, suspension, discontinuation, cancellation or termination that would impair the rights of any Participant or holder or Beneficiary of any Award previously granted, will not to that extent be effective without the consent of the Participant or holder or Beneficiary of an Award, as the case may be.

(c)

Adjustment of Awards upon Certain Acquisitions. In the event the Corporation or any Affiliate assumes outstanding employee awards or the right or obligation to make future awards in connection with the acquisition of another business or another corporation or business entity, the Board may, subject to, if applicable, approval of the Principal Market, make any adjustments, not inconsistent with the terms of the Plan, in the terms of Awards as it deems appropriate in order to achieve reasonable comparability or other equitable relationship between the assumed awards and the Awards granted under the Plan as so adjusted.

(d)

Adjustments of Awards upon the Occurrence of Certain Unusual or Nonrecurring Events. Subject to, if applicable, approval of the Principal Market, the Board is hereby authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or non-recurring events (including, without limitation, the events described in Sections 4(c) and 4(d)) affecting the Corporation, any affiliate, or the financial statements of the Corporation or any affiliate, or of changes in applicable laws, regulations, or accounting principles, whenever the Board determines that those adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

9.	General Provisions

(a)

Acceleration. Notwithstanding anything else herein contained, the Board may, in its sole discretion, at any time permit the acceleration of vesting of any or all Awards with the exception that while the Corporation is listed on the Exchange, amendments of Awards granted to those performing IR Activities must be approved by the Exchange.

(b)	No Cash Consideration for Awards. Awards may be granted for no cash consideration or for such minimal cash consideration as may be required by applicable law.

(c)

Awards May Be Granted Separately or Together. Awards may, in the discretion of the Board, be granted either alone or in addition to, in tandem with, or in substitution for any other Award. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

(d)

Forms of Payment under Awards. Subject to the terms of the Plan and of any applicable Award Agreement, payments or transfers to be made by the Corporation or an Affiliate upon the grant, exercise, surrender, redemption, payment or settlement of an Award may be made in such form or forms as the Board will determine, including, without limitation, cash, Shares, other securities, other Awards, or other property, or any combination thereof and may be made in a single payment or transfer, in installments, or on a deferred basis, in each case in accordance with rules and procedures established by the Board. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments. While the Corporation is listed on the Exchange, Awards may only be settled by the issuance of Shares or by cash where the Award is surrendered without exercise.

The Board may provide for financing broker dealers (including payment by the Corporation of commissions) and may establish procedures (including broker dealer assisted cashless exercise) for payment of Applicable Withholding Taxes. While the Corporation is listed on the Exchange, payment of applicable withholding taxes cannot be cashless.

For greater certainty: (i) Awards that are specified in the applicable Award Agreement to be settled solely in cash shall not be an Award for the purposes of the calculations in Section 4(a)(ii); (ii) in the case of an Award Agreement that is amended by the Corporation (and, if applicable, the Participant) in accordance with the Plan and the Award Agreement to provide for settlement of some or all of the applicable Award in cash, the Award subject to such amendment shall cease to be an Award for the purposes of the calculations in Section 4(a)(ii) and the Reserve will be increased by the number of Awards that are the subject of such amendment; and (iii) in the case of an Award Agreement that is amended by the Corporation (and, if applicable, the Participant) in accordance with the Plan and the Award Agreement to provide for settlement of some or all of the applicable Award in Shares, the Reserve will be decreased by the number of Awards that are the subject of such amendment. Unless otherwise determined in the applicable Award Agreement, in the circumstances set out in (i) and (ii) above, all other terms of the Plan and the Award Agreement shall be interpreted to refer to the settlement of the applicable Award in cash in lieu of Shares.

(e)

Recoupment. In situations where: (i) the Award received by a Participant or former Participant was calculated based or contingent upon the achievement of certain financial results that were subsequently the subject of or affected by a material restatement of all or a portion of the Corporation’s financial statements for any reason other than a change in accounting policy with retroactive effect; and (ii) the Participant or former Participant failed to comply with the Corporation’s internal policies or engaged in intentional misconduct, gross negligence or fraud that in the Board’s opinion caused, or potentially caused, the need for the restatement; and (iii) the Award received would have been lower had the financial results been properly reported, then the Board may, to the extent permitted by applicable laws and to the extent it determines it is in the Corporation’s best interest to do so, require reimbursement of all or any portion, as may be determined by the Board after a review of all relevant facts and circumstances, of an Award(s) received, Shares issued upon exercise of an Option or payment made pursuant to a redemption of a Share Unit by a Participant or former Participant within 36 months of the date of the restatement.

(f)	Limits on Transfer of Awards.

(i)

No Award, and no right under any such Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will, by the laws of descent or by the designation of a Beneficiary by a Participant and any such purported assignment, alienation, pledge, attachment, sale or other transfer or encumbrance will be void and unenforceable against the Corporation or any Affiliate.

(ii)

Each Award, and each right under any Award, will be exercisable during the Participant’s lifetime only by the Participant or, if permissible under applicable law, by the Participant’s guardian or legal representative.

(g)

Terms of Awards. Subject to the terms of the Plan, the term of each Award will be for such period as may be determined by the Board; provided, however, that the term of any Award of Options shall not exceed a period of five years from the date of its grant.

(h)

Share Certificates. All certificates for Shares delivered under the Plan pursuant to any Award or the grant, exercise, surrender, redemption, payment or settlement thereof will be subject to any stop transfer orders and other restrictions as the Board may deem advisable under the Plan or the rules, regulations, and other requirements of Canadian securities regulators, the securities and exchange commission, any stock exchange upon which such Shares are then listed, and any applicable federal, state, provincial or territorial securities laws, and the Board may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(i)

Delivery of Shares or Other Securities and Payment by Participant of Consideration. No Shares or other securities will be delivered pursuant to any Award until payment in full of any amount required to be paid pursuant to the Plan or the applicable Award Agreement is received by the Corporation. Such payment may be made by such method or methods and in such form or forms as the Board will determine, including, without limitation, cash, Shares, other securities, other Awards or other property, or any combination thereof; provided that the combined value, as determined by the Board, of all cash and cash equivalents and the Fair Market Value of any such Shares or other property so tendered to the Corporation, as of the date of such tender, is at least equal to the full amount required to be paid pursuant to the Plan or the applicable Award Agreement to the Corporation.

(j)

No Shareholder Rights. Under no circumstances shall Options, Restricted Share Units, Performance Share Units, Deferred Share Units, Dividend-Equivalent Rights or any other Award made under the Plan be considered Shares or other securities of the Corporation, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Corporation, including, without limitation, voting rights, entitlement to receive dividends or other distributions or rights on liquidation, nor shall any Participant be considered the owner of Shares by virtue of any Award.

(k)

No Right to Awards. No Participant or other Person will have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants, or holders or Beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient.

(l)	Taxes and other Withholdings.

(i)

Neither the Corporation nor any Affiliate is liable for any tax or other liabilities or consequences imposed on any Participant (or any Beneficiary) as a result of the granting or crediting, holding, exercise, surrender or redemption of any Awards under this Plan, whether or not such costs are the primary responsibility of the Corporation or Affiliate. It is the responsibility of the Participant (or Beneficiary) to complete and file any tax returns which may be required under any applicable tax laws within the period prescribed by such laws.

(ii)

The Corporation or any Affiliate is authorized to deduct or withhold from any Award granted, from any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant such amount as may be necessary so as to ensure the Corporation and any Affiliate will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions (the “Applicable Withholding Taxes”), and to take any other action as may be necessary in the opinion of the Corporation or Affiliate, acting reasonably, to satisfy all obligations for the payment of those Applicable Withholding Taxes, including, for greater certainty, requiring a Participant, as a condition to the exercise or redemption of an Award, to pay or reimburse the Corporation or Affiliate, as applicable, for any Applicable Withholding Taxes. The Corporation or Affiliate may sell any Shares withheld, in such manner and on such terms as it deems appropriate, and shall apply the proceeds of such sale to the payment of Applicable Withholding

Taxes or other amounts, and shall not be liable for any inadequacy or deficiency in the proceeds received or any amounts that would have been received, had such Shares been sold in a different manner or on different terms.

(m)

No Limit on Other Compensation Arrangements. Nothing contained in the Plan will prevent the Corporation or any Affiliate from adopting or continuing in effect other or additional compensation arrangements, and those arrangements may be either generally applicable or applicable only in specific cases.

(n)

Collection of Personal Information. Each Participant shall provide the Corporation and the Board with all information they require in order to administer the Plan. The Corporation and the Board may from time to time transfer or provide access to such information to a third party service provider for purposes of the administration of the Plan provided that such service providers will be provided with such information for the sole purpose of providing such services to the Corporation. By participating in the Plan, each Participant acknowledges that information may be so provided and agrees to its provision on the terms set forth herein. Except as specifically contemplated in this Section 9(n), the Corporation and the Board shall not disclose the personal information of a Participant except: (i) in response to regulatory filings or other requirements for the information by a governmental authority with jurisdiction over the Corporation; (ii) for the purpose of complying with a subpoena, warrant or other order by a court, person or body having jurisdiction to compel production of the information; or (iii) as otherwise required by law. In addition, personal information of Participants may be disclosed or transferred to another party during the course of, or completion of, a change in ownership of, or the grant of a security interest in, all or a part of the Corporation or its Affiliates including through an asset or share sale, or some other form of business combination, merger or joint venture, provided that such party is bound by appropriate agreements or obligations.

(o)

No Right to Employment. The grant of an Award will not be construed as giving a Participant the right to be retained in the employ, as an officer or director of the Corporation or any Affiliate. Further, the Corporation or an Affiliate may at any time dismiss a Participant from employment, as an officer or director, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement.

(p)	No Right to Consultancy. The grant of an Award will not be construed as giving a Participant the right to be retained as an independent contractor of the Corporation or any Affiliate.

(q)	Neutral Gender. In this Plan, words importing the masculine gender include feminine and vice versa and words importing the singular include the plural and vice versa.

(r)

Governing Law. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan will be determined in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in Alberta.

(s)

Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any Person or Award under any law deemed applicable by the Board, that provision will be construed or deemed amended to conform to applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of the Plan or the Award, that provision will be stricken as to that jurisdiction, Person or Award and the remainder of the Plan and any such Award will remain in full force and effect.

(t)

No Trust or Fund Created. The Plan shall be unfunded in all respects. Neither the Plan nor any Award will create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Corporation or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Corporation or any Affiliate pursuant to an Award, that right will be no greater than the right of any unsecured general creditor of the Corporation or any Affiliate.

(u)

No Fractional Shares. No fractional Shares will be issued or delivered pursuant to the Plan or any Award, and, except as otherwise provided, the Board will determine whether cash, other securities, or other property will be paid or transferred in lieu of any fractional Shares or whether those fractional Shares or any rights thereto will be canceled, terminated, or otherwise eliminated.

(v)

Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Those headings will not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision of the Plan.

10.	Merger of Stock Option Plan.

Upon receipt of shareholder and Regulatory Approval of the Plan, the previous stock option plan of the Corporation entitled 2020 Stock Option Plan – October 15, 2020 Stock Option Plan (the “2020 Stock Option Plan”) shall be deemed to be merged herein, such that all Options outstanding under the 2020 Stock Option Plan shall be deemed to be outstanding under the Plan. For greater certainty, all Options granted pursuant to the 2020 Stock Option Plan will continue to be subject to all terms and conditions contained in the 2020 Stock Option Plan and any documents governing the grant of those Options.

11.	Effective Date of Plan

The Plan is effective ____________________________

SCHEDULE “A”

COMPANY NAME

Supplement to Omnibus Equity Incentive Plan for United States Participants

1.

General. This supplement (the “Supplement”) to the [__________] Omnibus Equity Incentive Plan, as such plan may be amended from time to time (the “Plan”) shall apply to Participants who are resident for tax purposes in the United States (the “U.S. Participants”). In the event of any inconsistency between the Plan and this Supplement, the terms and conditions of this Supplement shall control and govern Awards granted to U.S. Participants, except to the extent necessary to ensure that a U.S. Participant who is also subject to taxation under the Tax Act in respect of Awards granted under the Plan is not subject to material adverse tax consequences under the Tax Act. Capitalized terms not defined in this Supplement shall have the meaning given to such terms in the Plan, the terms and conditions of which are herein incorporated by reference.

2.

Governing Tax Law. References in the Plan to Section 7 of the Tax Act shall not apply to any Award granted to a U.S. Participant. Awards granted to U.S. Participants generally shall be subject to the requirements of the Internal Revenue Code of 1986, as amended (the “Code”).

3.

Award Agreement. Unless otherwise determined by the Board, the Award Agreement evidencing an Award granted to a U.S. Participant shall set forth the terms, conditions and limitations for such Award, which may include the term of the Award, the provisions applicable in the event of the U.S. Participant’s termination of service, and the Corporation’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

4.

Options. At the time of grant, the Board shall specify in the Award Agreement evidencing an Option the vesting schedule and period during which such U.S. Participant has right to exercise the Option, in whole or in part, and the Board may determine that an Option may not be exercised in whole or in part for a specified period after it is granted. Such vesting may be based upon the U.S. Participant’s duration of service to the Corporation or any Affiliate, Performance Criteria, individual performance or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Board. At any time after grant of an Option, the Board may, in its sole discretion, and subject to whatever terms and conditions it selects, accelerate the period during which an Option vests.

5.

Restricted Share Units. At the time of grant, the Board shall specify in the Award Agreement evidencing a Restricted Share Unit Award the date or dates on which the Restricted Share Units shall become fully vested and non-forfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the U.S. Participant’s duration of service to the Corporation or any Affiliate, or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Board. At any time after grant of a Restricted Share Unit Award, the Board may, in its sole discretion, and subject to whatever terms and conditions it selects, accelerate the period during which a Restricted Share Unit Award vests.

6.

Performance Share Units. At the time of grant, the Board shall specify in the Award Agreement evidencing a Performance Share Unit Award the date or dates on which the Performance Share Units shall become fully vested and non-forfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the U.S. Participant’s duration of service to the Corporation or any Affiliate, Performance Criteria, individual performance or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Board. At any time after grant of a Performance Share Unit Award, the Board may, in its sole discretion, and subject to whatever terms and conditions it selects, accelerate the period during which a Performance Share Unit Award vests.

7.

Deferred Share Units. At the time of grant, the Board shall specify in the Award Agreement evidencing a Deferred Share Unit Award the date or dates on which the Deferred Share Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the U.S. Participant’s duration of service to the Corporation or any Affiliate, Performance Criteria, individual performance or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Board. The Board shall also specify the terms and conditions relating to the deferral and distribution (redemption) of the Deferred Share Units, including, without limitation, the date(s) on which the Deferred Share Units shall be distributed (including whether such distribution dates shall be elected by the U.S. Participant), subject to the requirements of Section 409A of the Code.

8.

Dividend-Equivalent Rights. To the extent that the Board determines to grant Dividend-Equivalent Rights, such dividend equivalents shall be converted to cash or additional Shares or Share units by such formula and at such time and subject to such restrictions and limitations as may be determined by the Board. Such Dividend-Equivalent Rights shall satisfy the requirements of Section 409A of the Code.

9.

Section 409A of the Code. To the extent that the Board determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and United States Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the effective date of the Plan. Notwithstanding any provision of the Plan or any Award Agreement to the contrary, in the event that following the effective date the Board determines that any Award may be subject to Section 409A of the Code and related United States Department of Treasury guidance (including such United States Department of Treasury guidance as may be issued after the effective date of the Plan), the Board may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Board determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related United States Department of Treasury guidance and thereby avoid the application of any penalty taxes under Section 409A of the Code.

SCHEDULE “C” - Change of Auditors Package

Notice of Change of Auditors

Pursuant to National Instrument 51-102

TO:	Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission

AND TO:	PricewaterhouseCoopers LLP
Grant Thornton LLP

May 4, 2021

Dear Sirs/Mesdames:

RE:    Notice Regarding Change of Auditor Pursuant to National Instrument 51-102

Notice is hereby given, pursuant to section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), of a change of auditor of Skylight Health Group Inc. Ltd. (the “Corporation”).

1.	The Corporation received the resignation of Grant Thornton LLP (the “Former Auditors”), said resignation to be effective May 4, 2021.

2.	The resignation of the Former Auditors was considered and approved by the Audit Committee and the Board of Directors of the Corporation.

3.

The Audit Committee also recommended, and the Board of Directors approve, subject to the applicable regulations, the appointment of PricewaterhouseCoopers LLP (the “New Auditors”), as auditors of the Corporation to provide audit services to the Corporation for the year ending December 31, 2021 and to hold office as auditors of the Corporation until the next annual meeting of shareholders of the Corporation.

4.

There was no reservation contained in the Former Auditor’s reports on the financial statements of the Corporation for: (a) the two most recently completed financial years of the Corporation; or (b) for any period subsequent thereto for which an audit report was issued and preceding the effective date of the resignation of the Former Auditors.

5.	In the opinion of the Audit Committee and the Board of Directors of the Corporation, there are no reportable events to declare as defined in subparagraph 4.11(1) of NI 51-102.

SKYLIGHT HEALTH GROUP INC.

Per:
Andrew Elinesky
Chief Financial Officer

May 4, 2021	Grant Thornton LLP
Suite 501
201 City Centre Drive
Mississauga, ON
L5B 2T4
To: Alberta Securities Commission	T +1 416 366 0100
British Columbia Securities Commission	F +1 905 804 0509
Ontario Securities Commission	www.GrantThornton.ca
Manitoba Securities Commission

Re: Notice of Change of Auditor – Skylight Health Group Inc. (formerly CB2 Insights Inc.)

We have reviewed the information contained in the Notice of Change of Auditor of Skylight Health Group Inc. (formerly CB2 Insights Inc.) dated May 4, 2021 (the “Notice”), which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

Based on our knowledge of such information at this time, we agree with the statements made in the Notice.

Yours sincerely,

Grant Thornton LLP

Chartered Professional Accountants, Licensed Public Accountants Toronto, Ontario

Audit • Tax • Advisory

Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

pwc

May 5, 2021

[redacted]

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

May 5, 2021 To: Ontario Securities Commission British Columbia Securities Commission Alberta Securities Commission Manitoba Securities Commission We have read the statements made by Skylight Health Group Inc. in the change of auditor notice dated May 4, 2021, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102. We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated May 4, 2021. PricewaterlrouseCoopers    LLP Plv (Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 082 7~· +I 416 863 1133, F: +I 416 365 8215, www.pwc. comlca ‘PwC” refers to PncewatemouseCoopers LLP an Ontano hmrted habtlrty partnershiP